FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item

1.	Press Release dated September 26, 2003.

2.	CN’s 2003 Investor Fact Book

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: September 26, 2003	By:	/s/ Sean Finn
Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

North America’s Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN’s 2003 Investor Fact Book available today

MONTREAL, Sept. 26, 2003 — CN’s 2003 Investor Fact Book will be available today on the company’s web site, www.cn.ca.

The Investor Fact Book, located in the Investors’ section of CN’s web site, profiles the company’s North American freight operations, business units, financial performance and strategic outlook -- everything you want to know about CN in a concise, readable format.

Printed copies of the fact book are available from CN’s Investor Relations department, 16th floor, 935 de La Gauchetiere Street West, Montreal, Que-bec, H3B 2M9.

Canadian National Railway Company spans Canada and mid -America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

- 30 -
Contacts:
Media		Investment Community
Mark Hallman		Robert Noorigian
(905) 669-3384		(514) 399-0052

Item 2

2003 CN Investor Fact Book

All financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Canadian National Railway Company is sometimes referred to as “the company,” “Canadian National,” or ”CN.“ Except as otherwise noted, 2001 includes Wisconsin Central Transportation Corporation (WC) from October 9, 2001.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the U.S. Private Securities Litigation Reform Act of 1995

Except for historical information, certain statements contained in this 2003 Investor Fact Book may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors which may cause the outlook, the actual results or performance of the company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the following: general economic and business conditions, which may impact demand for the company’s services, changes in, or compliance with government regulations (especially environmental laws and regulations), and other risks detailed from time to time in reports filed by the company with securities regulators in Canada and the U.S. including the company’s 2002 annual information form and annual report, filed on Form 40-F with the U.S. Securities and Exchange Commission.

     This 2003 Investor Fact Book has been filed with the various securities commissions or similar authorities in each of the provinces of Canada and submitted on a Form 6-K with the U.S. Securities and Exchange Commission.

2003

Table of Contents

2	Letter From E. Hunter Harrison
4	Financial and Statistical Highlights
6	CN Company Profile
9	Restructured for Success
10	The Service Plan
12	Traffic Density Map
14	Sales & Marketing
48	Investor Focus
59	Financial and Statistical Data
74	Corporate Information
78	Shareholder and Investor Information
1

ready for the rebound

Dear Investor

I am pleased to present our 2003 Investor Fact Book. This edition is intended to provide the investment community with an overview of CN’s franchise, past performance, competitive position and our strategies for continued success.

     This past year has seen CN overcome record drought, an uncertain economic environment, high fuel prices, and challenging winter weather conditions. Throughout it all, CN has maintained the industry’s best service record, best profit margin, strongest balance sheet and best free cash flow performance. CN has been able to deliver because of its principles, its franchise and its powerful, unmatched business model.

     What keeps us focused at CN is a common rallying point – a set of principles that are central to the success of any corporation. The first principle, providing good service – doing what you say you’ll do every time. Second, effectively managing your costs. Third, improving asset utilization. Fourth, doing the first three things without anyone getting hurt. My biggest focus is people, the fifth principle. This is an area where we expect to make significant progress.

     CN’s people are passionate, determined to get the job done right. Across the organization, CN people know they can play a significant role in the success of the Company. That was obvious this winter. Our train and engine employees, our engineering people, dispatchers, Network Operations Centre officers and front-line supervisors battled prolonged extreme cold and heavy snowfalls to get the railroad back on its feet.

2    2003

     Our scheduled railroad is unparalleled. It is a true reflection of our principles at work – synchronizing all processes leading up to and including the movement of every rail car. This philosophy demands precision, accountability, reliability and strong execution. For our customers, scheduled railroading is delivering better service, reduced inventory and capital requirements, a reduction in high-cost private fleets, and the economies of rail transportation versus truck. For CN, scheduled railroading has produced a significantly more competitive and reliable transportation product, and created valuable links between cost control and asset utilization.

     Precision railroading works. CN sells transportation solutions instead of price, the traditional rail marketing approach. This has enabled CN to improve yields, and grow the merchandise or carload business at a much faster rate than the rest of the rail industry. CN is the merchandise leader among North American railroads, and we’ve come to the clear conclusion that merchandise segments – forest products, petroleum and chemicals, metals and minerals, and automotive – represent the greatest growth opportunity for CN.

     It has been a challenging year, but we have been able to rise above adversity and continue to drive value for customers and shareholders. When the rebound comes, and it will, CN is ready.

(signed)
E. Hunter Harrison
PRESIDENT AND CHIEF EXECUTIVE OFFICER

CN INVESTOR FACT BOOK

financial and statistical highlights

Financial Highlights	1998	1999	2000	2001(1)	2002	H1 2002	H1 2003
(unaudited)

$ in millions, except per share data, or unless otherwise indicated
Revenues (2)	$5,137	$5,236	$5,428	$5,652	$6,110	$3,060	$2,959
Adjusted operating income (2)(3)	1,281	1,467	1,648	1,780	1,870	896	811
Adjusted net income (2)(3)	598	746	879	978	1,052	510	448
Adjusted diluted earnings per share (2)(3)	3.09	3.71	4.39	4.92	5.22	2.54	2.29
Weighted-average number of
shares diluted (millions) (2)	193.4	202.5	202.8	201.0	202.8	203.1	195.7
Financial ratios (%)
Adjusted operating ratio (2)(3)	75.1	72.0	69.6	68.5	69.4	70.7	72.6
Debt to total capitalization	45.0	42.7	41.4	45.7	40.0	41.7	38.9
Other information
Dividend per share	$0.53	$0.60	$0.70	$0.78	$0.86	$0.43	$0.50
Net capital expenditures (2)(4)	967	936	958	941	938	362	387
Free cash flow (5)	228	276	386	443	513	356	350

(1)	2001 includes WC from October 9, 2001. See Appendix C for 2001 pro forma figures, assuming the acquisition of WC occurred on January 1, 2001.
(2)	1998 figures have been presented on a pro forma basis to include Illinois Central Corporation (IC), assuming the acquisition and control of IC occurred on January 1, 1998. See Appendix C for 1998 reported figures and a reconciliation of Non-GAAP measures.
(3)	Adjusted to exclude items affecting the comparability of results. See Appendix C for a reconciliation of Non-GAAP measures.
(4)	1998 pro forma net capital expenditures consist of CN’s reported net capital expenditures of $744 million and IC’s of $223 million.
(5)	See Appendix C for a reconciliation of Non-GAAP measures.

4      2003

Statistical Highlights (1)(2)	1998	1999	2000	2001	2002	H1 2002	H1 2003
(unaudited)

Route miles (includes Canada and the U.S.)	16,911	15,777	15,532	17,986	17,821	17,837	17,539
Carloads (thousands)	3,483	3,645	3,796	3,821	4,164	2,058	2,090
Gross ton miles (millions)	263,470	274,488	288,150	293,857	309,102	154,422	153,824
Revenue ton miles (millions)	138,669	143,613	149,557	153,095	159,876	79,621	79,742
Employees (average during period)	24,993	23,493	22,457	22,668	23,190	22,895	21,878
Employees (end of period)	22,653	21,563	21,378	22,868	22,114	23,708	22,431
Diesel fuel consumed
(U.S. gallons in millions)	341	330	341	351	369	189	187
Average price per U.S. gallon	$0.87	$0.87	$1.24	$1.35	$1.20	$1.15	$1.28

(1)	1998 figures have been presented on a pro forma basis to include Illinois Central Corporation (IC), assuming the acquisition and control of IC occurred on January 1, 1998.
(2)	2001 includes Wisconsin Central Transportation Corporation from October 9, 2001.

CN INVESTOR FACT BOOK      5

CN company profile

CN is the only railroad in North America to cross the continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts. Through marketing alliances with other railroads, CN customers have access to all three NAFTA nations. These service and marketing agreements link points across Canada and the U.S. Midwest with Mexico’s largest rail network.

     CN currently employs about 22,500 people and operates approximately 17,500 route miles of track generating over $6.1 billion of revenues in 2002. CN’s revenues are derived from seven business units consisting of the movement of a diversified and balanced portfolio of goods which positions it well to face economic fluctuations and enhances its potential to grow revenues. In 2002, no one business unit accounted for more than 22% of revenues. The sources of revenue also reflect a balanced mix of destinations. In 2002, 23% of revenues came from U.S. domestic traffic, 34% from transborder traffic, 24% from Canadian domestic traffic and 19% from overseas traffic.

     CN originates approximately 80% of traffic moving along its network. This allows the Company to both capitalize on service advantages and build on opportunities to efficiently use assets. CN continues to be the most efficient and most effective rail provider in North America. CN has an adjusted operating ratio 13 points better than the average of other Class 1 roads in North America.

     The Company is a financial leader as well, with strong free cash flow and earnings that continue to meet or exceed targets. The Company’s unique service plan is producing significant cost savings from improved asset utilization while delivering dramatic improvements in on-time service for customers.

     CN was privatized in 1995. The privatization transformed the Company from a government Crown Corporation into an investor-owned Company. As required by the CN Commercialization Act, there is a 15% ownership limit of CN common shares by any holder alone or with associates.

6      2003

CN System Map

Prince Rupert
Edmonton
Kamloops
Saskatoon
Vancouver
Calgary
Regina
Winnipeg
Hearst
Thunder Bay
Moncton
Halifax
Quebec
Montreal
Duluth
Sault Ste. Marie
Stevens Point
Minneapolis/St. Paul
Green Bay
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Sioux City
Omaha
Chicago
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
New Orleans
CN Lines
Secondary Feeder and Connecting Short Lines

CN INVESTOR FACT BOOK 7

CN Region Map

Prince Rupert
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Duluth
Sault Ste. Marie
Stevens Point
Green Bay
Minneapolis/St. Paul
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Montreal
Quebec
Moncton
Halifax
Sioux City
Omaha
Chicago
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
New Orleans
CN Lines
Secondary Feeder and Connecting Short Lines

Western Canada

8 2003

restructured for success

After the flawless integration of Illinois Central and with the Wisconsin Central essentially fully integrated, CN took its next step in its progress as a railroad. The Company restructured its five divisions into three regions –Western Canada, Eastern Canada and the United States.

     The regional structure capitalizes on our franchise and positions marketing and operations closer to the customer. Each region has responsibilities for engineering, mechanical, yard operations, terminals, local switching as well as local sales and customer service. This allows CN to further streamline the organization while also increasing our service capabilities.

     The Eastern Canada region, which had been substantially larger than the others, was unchanged and serves as a model with three regions of roughly equal size in terms of revenue, route miles and employees.

Western Canada Region

The Western Canada Region stretches from Northwestern Ontario to the Pacific, and is headquartered in Edmonton.

  Route miles of railroad operated: 7,255*
  CN employees: 5,173*
  Total annual carloads, including intermodal (originated and terminated): 1,485,694**

Eastern Canada Region

The Eastern Canada Region extends east from Armstrong, Ont., to Halifax on the Atlantic Ocean, and from Chibougamau, Que., south to the Ontario-Michigan border, and is headquartered in Toronto

  Route miles of railroad operated: 4,533*
  CN employees: 6,517*
  Total annual carloads, including intermodal (originated and terminated): 1,804,049**.

United States Region

Headquartered in Homewood (Illinois), the United States Region includes operations in 13 states: Wisconsin, Michigan, Indiana, Ohio, Minnesota, Illinois, Kentucky, Tennes-see, Mississippi, Louisiana, Alabama, Iowa, Nebraska.

  Route miles of railroad operated: 6,032*
  CN employees: 6,442*
  Total annual carloads, including intermodal (originated and terminated): 2,745,229**.
*	Figures as of December 31, 2002
**	Total annual carloads for 2002

CN INVESTOR FACT BOOK

the service plan

North America’s only truly scheduled railroad

In 1998, CN introduced North America’s first truly scheduled railroad. This has been a key contributor to our industry-low operating ratio and continued earnings growth. Focusing on our customers’ desire for reliable door-to-door service has led to improvements system-wide. Having a specific trip plan for every shipment, a plan for every train, and a plan for how traffic moves has helped minimize both the number of connections and the time needed to make connections. The results have been unprecedented reliability, faster transit times and on-time performance levels that have made us the service leader in the industry. It is this service edge that has allowed us to position ourselves to move traffic from truck to rail and grow our time-sensitive traffic.

Doing more with less

CN’s service plan has also led to dramatically improved asset utilization on the network and in the yards. Increased speed improves productivity in CN’s fleet – the faster the network velocity, the shorter the car turns, the higher percentage of cars that are moving at any given time. Since 1997, CN has taken out over 24,000 cars and almost 900 locomotives from the system while growing revenues 43%.

     CN measures the productivity of the locomotive fleet by Gross Ton-Miles per Available Horsepower (GTM/HP). This is a measure of the productivity of the active locomotive fleet and its ability to move the highest level of traffic with the fewest number of locomotives and most effective matching of horsepower to need. In the last three years, the productivity of locomotives increased by almost 20%, excluding WC. Yard throughput, measured in terms of cars handled per yard switching hour, improved by approximately 25% during the same period, excluding WC.

10      2003

More benefits in the pipeline

Since 1997, CN has acquired 248 new locomotives, reducing the average age of its locomotive fleet to around 17 years. With additional modern locomotives and high-capacity freight cars continually being acquired, CN still has room to further increase efficiencies, reduce maintenance costs and improve customer service.

     For the first six months of 2003, despite difficult operating conditions caused by a severe winter, CN was able to build on its productivity gains. The benefits of 30 new GE 4400 hp locomotives acquired in late 2002 helped improve GTM/HP 4.9% from the previous year. The Company is not finished yet, in order to further match power needs, CN will be acquiring 30 additional GE locomotives in early 2004.

Size matters

Over the last several years, CN has been strategically extending sidings across its network. This, combined with the new powerful locomotive additions, has allowed the company to continually increase the length of its trains. The longer trains improve overall efficiencies in the yard and on the road while improving trip plans.

     For the first half of 2003, despite volumes being essentially flat, train length at CN increased 2.4% from the same period last year. In addition, trainload, which measures the number of GTMs per train mile, increased almost 3%. With this kind of performance in slow times, CN is ready to take on additional volumes and continue to grow the business at minimal marginal cost.

CN Average Traffic Density Map
27,700
Prince Rupert - Edmonton
50,975
Vancouver - Edmonton
54,425
Edmonton - Winnipeg
34,750
Winnipeg - Toronto
23,325
Winnipeg - Thunder Bay
3,225
Thunder Bay - Longlac
38,775
Winnipeg - Duluth
32,850
Superior - Chicago
14,625
Moncton - Halifax
19,800
Quebec - Moncton
39,250
Montreal - Quebec
60,350
Toronto - Montreal
55,150
Port Huron - Toronto
3,950
Sioux City - Tara
9,287
Tara - Hawthorne
1,875
Omaha - Tara
45,000
Chicago - Port Huron
22,480
Chicago - St. Louis
35,400
East St. Louis - Memphis
36,650
Chicago - Memphis
30,575
Memphis - New Orleans
26,695
Memphis - Mobile
10,225
Baton Rouge to New Orleans

12 2003 CN INVESTOR FACT BOOK

sales & marketing

Providing transportation solutions

CN is unlike most other major North American railroads. We are truly a merchandise or carload dominant carrier – automotive, metals and minerals, petroleum and chemicals, and forest products make up about 60% of our freight revenues.

     Traditionally, railroads have been preferred shippers of bulk commodities moving in unit trains such as grain and coal. This is an important business area to CN, but moving bulk traffic leads to a mindset of moving dedicated trains and not individual cars. CN's scheduled railroad is built around trip plans for individual

14      2003

Forest products
Grain and fertilizers
Intermodal
Automotive
Petroleum and chemicals
Metals and minerals
Coal
Supply chain
Customs
eBusiness

cars. The merchandise markets are also much bigger than the bulk markets, and are well suited to our scheduled railroad approach. Leveraging our service advantages has allowed us to continue to grow these service-sensitive businesses.

     With our transportation solution approach to customers, CN can help our customers lower their transportation costs while allowing CN an increased share of their transportation services. This can be achieved without discounting rates. Behind the strength of our industry-leading Service Plan, doing business with CN means lower customer inventory requirements, less fleet ownership needs and – with the dependability of our service offering – less reliance on costly trucking rates.

CN INVESTOR FACT BOOK

forest products

Overview

The forest products business unit is comprised of two primary market segments – lumber and panels, and pulp and paper. Overall, this business unit accounted for 22% of total CN freight revenues in 2002. CN is the largest carrier of forest products commodities in North America. The combined CN, IC and WC territories allow our customers to benefit from significant extension to single line haul, be it for Wisconsin based customers to markets in the southern U.S., or customers in the southern U.S. to Midwest points or eastern Canada. This allows our fleet of pulp, paper, lumber and panel railcars to be much more efficiently used, deliver operating synergies, and provide our customers with improvements in reliability of transit times.

     By delivering a product customers can rely on, CN has attracted new business that had previously moved by truck.

     Customers know CN’s schedules and on-time performance record, and take advantage of the reliability factor in their planning. This predictability allows customers to be able to sell to their customers in a timely fashion. Sharing our fleet plans, and working with customers on our car ordering program (guaranteed car ordering), has increased reliability as our customers are aware of the available car capacity, which allows them to sell to their customers in an effective manner.

     In 2002, business unit revenues increased by 4% when compared to 2001 on a pro forma basis. Although demand for forest products tends to be cyclical, CN's geographic advantages and the diversity of products it carries help balance market fluctuations.

     Softer demand for commodities such as newsprint – down 5% in 2002 – was offset by gains in market share, taken particularly from trucks. The pulp and paper business is linked to economic conditions, primarily in the United States. Favorable economic conditions increase demand

16      2003

Customer locations

- Lumber and Panels
- Pulp and Paper

CN INVESTOR FACT BOOK 17

forest products

for advertising space and special inserts in newspapers and magazines. Recent declines in demand for advertising space and the price-inventory corrections in the newsprint, paperboard and specialty papers markets created softer demand in the last quarter of 2000 through the first half of 2002. The low interest rate environment, however, fuelled demand for lumber, and benefitted Canada, in spite of significant duties being applied on lumber exports to the U.S.

     The first half of 2003 saw revenues decline by 2%.This was driven primarily by the translation of U.S. dollar denominated revenues into Canadian dollars. Continued strong demand for lumber, together with improving market conditions in the Canadian pulp and paper industry helped to partially offset the impact of currency translation.

Car guarantee program

CN offers an innovative ‘car guarantee’ program for equipment. The program provides customers with car supply assurance that enables them to more effectively manage their inventory and supply chain costs. Under the program, CN guarantees to deliver cars to the customer on an agreed upon date and schedule.

     The customer agrees to load and prepare the cars for shipping by specified dates. The program allows CN to better forecast demand and car cycles and results in dramatic improvements in asset utilization.

     Guaranteeing the delivery of empties delivers benefits for shippers, receivers and the railroad. The car guarantee program is a logical extension of CN’s commitment to its customers in creating a reliable, predictable service.

Outlook

CN's outlook for lumber volumes remains relatively firm. Muted economic growth, and the continued softwood lumber trade dispute, are offset by strong housing starts driven by low interest rates. CN’s focus in servicing this marketplace continues to be on asset utilization, de-bottlenecking activities to improve throughput and creating car capacity in a cost effective manner. This basic

2003

premise enables CN to continue to deliver to our customers cost effective, reliable service which has the ability to create long-term growth.

     CN is the leading North Ameri-can carrier of oriented strand board (OSB). An alternative to plywood, OSB should continue to show strong growth going forward. Many new OSB mills have opened in western Canada in the past few years, and new production is slated to arrive through 2003. Most of this production has been within access of CN’s network. This is producing significant opportunities for CN.

     Market share gains and volume growth have led CN to increase capacity. The Company plans to add 1,700 cars to its fleet of forest-product carrying cars in 2003, up from the 550 car increase announced in December 2002. In addition, CN is also modernizing another 500 cars for log and lumber transportation.

These include:

  Over 600, 73-foot centerbeam flatcars for lumber. This fleet will total 5,660 by year-end 2003.
  500, 50-foot high capacity plate F boxcars, up from 350 announced previously, for paper and newsprint. CN’s fleet of these cars will total 2,020 by year-end.
  400, 50-foot boxcars under lease for existing and incremental woodpulp traffic. This fleet will total 3,450 by year-end.
  100 leased woodchip cars for new chip traffic from western Canada, including British Columbia, to Ontario, bringing this fleet to 725.
  100, 60-foot plate F boxcars under lease, to bring this fleet to 360 cars.

CN is also upgrading a group of 400 standard bulkhead flat cars to handle increased volumes of logs in Canada and the U.S. Midwest, and is installing nylon straps on 100, 52-foot standard bulkhead flat cars to attract new lumber volumes.

     With industry-leading service and additional capacity in place, the Company is in a solid position to capitilize on its strong forest products franchise.

CN INVESTOR FACT BOOK

grain and fertilizers

Grain

CN transports grains, oilseeds, specialty crops and processed grain products from Canada and the U.S. Midwest. The Canadian grain crop was adversely affected by severe drought. In 2002, transporting Canadian grain accounted for 57% of CN’s overall grain business and U.S. grain contributed 43%. In an average crop year, transporting Canadian grain accounts for about 70% of CN’s grain revenues.

     CN’s Canadian grain markets consist of wheat, barley, canola seed, peas and various processed products shipped from western Canada. The majority of western Canadian grain carried by CN is destined to terminals at ports for export by vessel to overseas markets. However, in recent years direct all-rail shipments to Canadian domestic markets and to continental markets in the United States and Mexico have become an increasing share of CN’s Canadian grain business helping to diversify CN’s grain program.

     CN’s U.S. grain business consists of corn, soybeans, soybean meal, various oils, and sweeteners and starches. In 2002, approximately 78% of the U.S.-grown corn moved by CN was destined for U.S. corn processing plants or the feed industry, and the remainder was shipped to various export terminals. The U.S. domestic market accounts for approximately half of CN’s soybean shipments, with the balance also destined to various export terminals.

Canadian grain – overview and business drivers

With a large land base and a relatively small domestic market, Canada exports, on average, more than half of its grain production, mainly from western Canada, by rail. Crop production depends on seeded and harvested acreage, the mix of grains produced, and crop yields.

     Since 2001, poor growing conditions have reduced CN’s grain traf-fic. Large areas of western Canada experienced two successive years of drought in 2001 and 2002, the first instance of major back-to-back droughts since the 1930s. In 2002, record dryness and weather-related damage at harvest time in many areas reduced harvested acreage, yields, and crop quality well below normal. Stocks and exports of major grains fell substantially below the long-term averages in 2002/03. A return to more favourable moisture and growing conditions would result in a significant recovery in grain production and traffic levels.

     Despite the recent downturn, supply and demand fundamentals remain strong. Over the long term, Canada’s grain industry has demonstrated continuous positive growth in average crop yields and production.

Extended market reach

CN’s efficient operations, innovative service offering and extended single-line reach have resulted in strong and growing market share by creating new opportunities for Canadian grain marketers to access the southern U.S. CN’s Marketing Alliance with the KCS railroad provides similar opportunities to access the Mexican market. CN shipments of Canadian grain to Mexico continue to show steady increases and offer strong growth potential. Grain traffic

20      2003

via the Marketing Alliance increased 13% from the previous year in 2002.

     CN has been successful in capturing an increasing share of western Canadian grain shipments to eastern Canadian processors and ports. Typically, this traffic would move by rail to the inland port of Thunder Bay and then by lake freighter to port facilities on the lower St. Lawrence. The Company has also been successful in diverting traffic from ocean-going ships to Mexico with a competitive direct rail option.

      CN has also been able to access more destination markets through innovative marketing arrangements with other U.S. carriers. For example, market opportunities have been developed to move corn from CN-served origins in the Midwest to BNSF-served feedlots in Texas. Additionally, CN has been able to work with its short line partners such as the Columbus and Green-ville railway to transport U.S. grain to catfish markets in Mississippi. Other opportunities such as these combined with elevator expansion in Iowa have allowed CN to increase market share, improve asset utilization and gain service efficiency.

21

grain and fertilizers

Origin strength, efficiency programs, and service plan make a difference

In recent years, Canadian grain customers have constructed an extensive system of high-throughput elevators on the Company’s rail network. About 75 of these modern facilities, each capable of loading grain shipments in 50 to 100 car trains, are positioned at strategic locations and on key grain-growing areas on CN’s lines in western Canada. The consolidated network of loading points on CN’s lines in western Canada and increased volumes loaded at these new elevator locations allows CN to improve asset utilization and service efficiency.

     CN’s innovative GrainTrain (GT) product line of advance car-ordering programs offers grain shippers in western Canada several options to better manage their assets. These options include efficient 100-car shuttle trains and multi-car block shipments.

     A similar program in the U.S., the ‘Car Auction Program’ allows CN customers to bid on cars for specific requirement dates with guaranteed placement of equipment for loading.

     CN has been the leader in ‘pipeline’ management, which links the logistics requirements of destination grain terminal elevators at ports with the planning of car loading programs at country loading facilities.

     CN’s innovative service plan allows a high percentage of loaded grain cars to be placed on trains scheduled to meet specific delivery times for merchandise customers. This fills the existing trains to their capacity, increases grain car velocity and locomotive utilization, and improves train crew productivity.

Outlook

The Company is positioned for a recovery in the Canadian grain business, as growing conditions improve and grain production and export levels return to more normal levels.

     CN is incorporating WC grain shippers in various programs, both domestic and export, to provide these shippers with expanded access beyond their traditional Chicago market.

     CN continues to explore new markets for our grain business, both in the U.S and in Mexico with other carriers to extend customer reach into new markets. In addition, CN has access to a new feed distribution facility in Mississippi scheduled to begin to receive inbound shipments of corn in October 2003. This new facility will have the capabilities to receive 110-car unit trains of grain and to have the train unloaded in 15 hours or less.

     The grain business on both sides of the border will continue to focus on asset utilization and innovative service offerings to continue to reduce the cost of handling and carrying grain.

2003

Canadian grain regulatory environment

Canadian government legislation has long regulated certain defined grain movements in western Canada, mainly shipments to Thunder Bay or to ports in British Columbia for export. Provisions enacted in 2000 establish a maximum revenue entitlement CN may earn from these regulated grain movements in a crop year. Compared to the former process of maximum rate regulation, the ‘revenue cap’ allows CN greater commercial flexibility to set competitive freight rates that promote efficiency.

     The level of CN’s revenue entitlement is adjusted for each crop year and varies with the grain tonnage moved, average length of haul, and a composite price index of railroad input costs. In 2002, CN grain traffic subject to revenue regulation was approximately 39% of CN grain revenues and 5% of CN freight revenues.

Fertilizers

CN delivers superior transportation and transloading services to the fertilizer industry with links to all major markets in North America. Most major potash mines in Saskatchewan are served or are accessible by CN. In addition, CN also serves a major production facility on the East coast of Canada. Essentially all Canadian potash moves by rail long haul to markets in the United States or to ports for export to overseas markets. CN serves large producers of various types of fertilizers in the U.S., including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. CN also has single-line access to many Mississippi River barge terminals and to import and export markets through major Gulf ports.

     Fertilizer production is heavily impacted by the price of natural gas, which is a main raw material. When gas prices are high, many of the producers will reduce or suspend production. As a result, imported fertilizers are becoming a larger proportion of CN’s U.S. fertilizer business. CN has had success in utilizing its IC Rail Marine Terminal at Convent, LA for the direct transfer of fertilizers from ocean vessels to railcars for distribution within the U.S. and Canada.

CN INVESTOR FACT BOOK

intermodal

Overview

Intermodal continues to be CN’s fastest growing business unit. The challenge for CN and for the railroad industry in general, however, is improving the profitability of the business. The intermodal business unit consists of two main market segments: domestic and international.

     The domestic segment handles consumer products and manufactured goods moving within Canada, transborder, to Mexico and domestic United States traffic. The domestic segment accounted for 57% of the business unit’s revenues in 2002 and includes two sales channels: retail and wholesale. In the retail channel, CN provides full door-to-door transportation with rail and trucking service. In the wholesale channel, CN provides service to trucking companies and other third parties who provide their own transportation service packages to the shipper. Wholesale customers generally use CN to transport goods between two intermodal ramps and arrange their own trucking to reach the customer’s door at each end. Both the retail and wholesale channels are widely used in Canada, while intermodal service in the U.S. is primarily offered through the wholesale channel. CN intermodal continues to expand its door-to-door service offering between Canada and its own terminals in the U.S. as well as rail partner terminals in Mexico.

     The international segment, which accounted for 43% of business unit revenues in 2002, transports import-export containers on behalf of steamship companies. The business unit’s main traffic flows are between Vancouver and Central Canada/Chicago; between Halifax and Central Canada/ Chicago; between Chicago, Toronto and Montreal; and along the Mississippi River between Memphis and Chicago/Central Canada. CN’s network is well situated to serve all overseas markets. CN has exclusive access to the Port of Halifax – the closest North American port to Europe. If necessary, goods can also travel further inland along the St. Lawrence Seaway to the Port of Montreal. The ports of Vancouver and Saint John round out CN’s Canadian offerings. In the United States, CN capitalizes on its ability to ship to/from the ports of New Orleans, Mobile, and Gulfport and via connections with other railroads to both the U.S. east and west coast ports. This ensures access to the Pacific Rim and South America.

24      2003

     Intermodal revenue improved by $59 million or 6% in 2002 on a pro forma basis compared with the previous year. The majority of this growth came from the International market. Canadian ports continue to provide strong potential as steamship lines are attracted to Canadian routings for their traffic. Most of the remaining growth came from the Canadian domestic market due primarily to strong gains from the wholesale segment.

     The business unit’s growth continued in the first half of 2003, with revenues increasing by $58 million, or 12%. This was due to strong import volumes, new traffic through the Port of Vancouver and a higher fuel surcharge to partially offset increased fuel costs.

Outlook

While economic prospects both in North America and overseas have improved, there is still some uncertainty. However, intermodal growth should continue through 2003. Revenue losses from decreased manufacturing and consumption activity can be offset by market share gains as shippers search for less expensive transportation alternatives to trucking. Enabling this conversion of over-the-road business is the improvement in train and terminal services to provide a more truck-like product. This continuing improvement is allowing CN to win new business from time-sensitive less than truckload (LTL) and courier shippers as these customers can realize the economies of rail while maintaining competitive service schedules.

     Helping to achieve this goal has been the performance of Speed Gate, which was introduced in Montreal’s Taschereau Yard in 2002. Speed Gate is an automatic gate technology system, which allows self-serve entry for truckers to CN terminals. Working with electronic fingerprint technology, the system validates truckers’ identities and activates bills of lading to instruct where in the yard the truckload should be placed. This has considerably increased throughput, reduced paperwork, and effectively eliminated line-ups. So far, in-gate capacity this past year has improved from 60 trucks an hour to over 110.

Redefining Intermodal

Significantly improved reliability at CN is also opening a whole new perspective on the intermodal business. CN revolutionized its intermodal product offering by introducing a new concept in intermodal transportation known as IMX or Intermodal Excellence. Historically, intermodal business is characterized by highly uneven traffic flows on different days of the week, which requires significant asset investment to meet peak demand. The ability to deliver a high level of reliability each and every day at CN allows for better pricing and management of capacity on a daily basis. The IMX initiative is helping CN toward its goal of long-term profitable growth. The cost savings are realized by balancing the assets, which is made possible by levelling demand throughout the week. With day of week pricing, CN

CN INVESTOR FACT BOOK

intermodal

can shift some of the peak day traffic to offpeak days. The demand is managed with reservations, which enables CN to control the flow of traffic to be moved with a predefined amount of car, equipment and gate capacity. This planned management of the assets avoids the ad hoc nature of this business, which is so costly. The reservations also provide customers with a higher value service as CN commits to a destination delivery. On February 3, 2003 this new approach was introduced to eastern Canada. This has led to improved service reliability, predictability and helping CN to better manage capacity. With 20% of intermodal traffic successfully integrated, CN launched IMX in western Canada on August 11, 2003. As a result, about 90% of CN's intermodal traffic is now benefiting from Intermodal Excellence.

CN’s Intermodal service flows through an efficient network of strategically located hubs and satellites.

Terminal	Size	Storage
Capacity

Arcadia, WI	10 acres	250 units
Auburn, ME	14 acres	400 units
Calgary, AB	40 acres	1,000 units
Chicago, IL	129 acres	4,300 units
Detroit, MI	30 acres	850 units
Edmonton, AB	370 acres	780 units
Halifax, NS	20 acres	175 units
Jackson, MS	28 acres	300 units
Memphis, TN	50 acres	1,097 units
Moncton, NB	15 acres	450 units
Montreal, QC	144 acres	7,320 units
Neenah, WI	5 acres	50 units
New Orleans, LA	25 acres	300 units
Saskatoon, SK	15 acres	200 units
Toronto, ON (Brampton)	160 acres	6,200 units
Vancouver, BC	60 acres	1,050 units
Winnipeg, MB	68 acres	640 units

2003

automotive

Overview

CN is an industry leader in the transportation of finished vehicles and parts in North America with access to traffic from all Canadian vehicle assembly plants, nine assembly plants in Michigan, and one in Mississippi. CN also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in both the U.S. and Canada. CN delivers finished vehicles and parts within Canada and the United States, and to and from Mexico. More than one-half of CN’s automotive traffic is transborder. With access to a large number of plants in Ontario and Michigan, CN originates 90% of its moves. In 2002, finished vehicles account for 83% of the business unit’s revenues, while automotive parts account for the majority of the remaining 17%.

     Revenues in 2002 increased by 14% on a pro forma basis over the same period a year earlier. This was driven by the strength of motor vehicle production in both Canada and the United States. For the first half of 2003, revenues were down 8% as North American vehicle sales failed to maintain the strong pace of 2002 and the stronger Canadian dollar impacted the translation of U.S. dollar-denominated revenues.

     Automotive producers continue to invest in vehicle assembly plants served by CN. In May 2003, Nissan opened the first of two manufacturing plants in Canton, MS. Ford’s Dearborn Rouge Complex, one of the world’s largest, is being redeveloped to produce the newly redesigned F-150 pickup. Ford will be producing the next generation Mustang, at the Flat Rock, MI AutoAlliance assembly plant, alongside the new Mazda 6. CN is a major originator of GM vehicles, and GM continues to invest in its CN served plants in Michigan and Ontario for the production of trucks and passenger vehicles. Magna has recently opened a new manufacturing facility in Milton ON, located on CN lines, for the production of frames and other components.

     CN’s north-south positioning with connections at various locations with all other major U.S. railroads offers automotive customers a number of efficient routing options from points in Canada, the United States and Mexico. Given CN’s broad coverage, it is able to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points such as Chicago IL, Cincinnati OH and Buffalo NY. With the IC network, CN offers single-line service through Chicago to a variety of other interchange locations for automotive traffic including Salem IL, East St. Louis IL, Memphis TN, and New Orleans LA. CN’s marketing alliance with KCS provides automotive customers with single-line service between facilities in Canada and U.S., and Mexico. CN’s acquisition of the Wisconsin Central provides a direct CN routing for automotive production from Midwest U.S. to western Canada. CN delivers to automotive shippers’ high standards for quality, predictable, damage-free service.

28      2003

CN INVESTOR FACT BOOK      29

automotive

Toyota Canada Inc. recognized CN’s superior performance in delivering its vehicles on time and damage-free by presenting the company with a gold carrier award. CN exceeded the 92% target for on-time delivery during the past year with a 95% success rate. CN transports thousands of Toyota vehicles across Canada and was the only rail carrier to receive the top honor from Toyota.

Outlook

North American vehicle sales are expected to slow down in 2003 from the record years registered in 2000-2002. However, 2003 is still expected to be one of the best five years on record driven by a multitude of new vehicle product offerings and manufacturer incentives. CN automotive growth will come from increased participation in the North American rail distribution market, as CN continues to offer premium service and reliability to its customers.

Car and Truck Models at CN Accessed Assembly Plants*

Location	Manufacturer	Model
United States
Detroit	GM	Cadillac DeVille
(Hamtramck), MI		Cadillac Seville
Buick LeSabre

Lansing, MI	GM	Oldsmobile Alero
3 plants		Pontiac Grand Am
Cadillac CTS
Chevrolet Malibu

Orion, MI	GM	Buick LeSabre
Buick Park Avenue
Oldsmobile Aurora
Pontiac Bonneville
Pontiac Grand Am

Flint, MI	GM	Chevrolet Silverado
GMC Sierra

Pontiac, MI	GM	Chevrolet Silverado
GMC Sierra

Dearborn, MI	Ford	Mustang
F-Series (2004)

Flat Rock, MI	Ford/Mazda	Mazda 6
Mustang (2004)

Canton, MS	Nissan	Quest
Titan
Pathfinder Armada
Altima (2004)
Infiniti QX55 (2004)

Canada
Oshawa, ON	GM	Chevrolet Impala
3 plants		Chevrolet Monte Carlo
Buick Century
Buick Regal
Chevrolet Silverado
GMC Sierra
Pontiac Grand Prix (2004)
Buick LaCrosse (2004)

Oakville, ON	Ford	Windstar/Freestar
2 plants		F-Series

St. Thomas, ON	Ford	Crown Victoria
Mercury Grand Marquis

Cambridge, ON	Toyota	Corolla
Matrix
Lexus RX330

Ingersoll, ON	GM/Suzuki	Chevrolet Tracker
Suzuki Vitara
Equinox (2004)

Alliston, ON	Honda	Acura EL
Acura MDX
Civic
Odyssey
Pilot

Windsor, ON	Chrysler	Dodge Caravan
Chrysler Pacifica
Chrysler Town & Country

* Registered trademarks of the respective manufacturers.

2003

Sainte-Thérèse GM
Alliston Honda
Oshawa GM
Kitchener Budd
Cambridge Toyota
Toronto
Hayes Dana St. Mary's
Oakville Ford
Ingersoll Cami
London
Port Huron
Burlington
Flint GM
Sarnia
Duran
Orion GM
St. Thomas Ford
Pontiac GM
Windsor Chrysler
Lansing GM
Hamtramck GM
Windsor Engine Ford
Dearborn Ford
Flat Rock Ford/Mazda
Woodhaven Stamping Ford
Chicago
Lima Ford
Cincinnati
Canton Nissan
Assembly Plants
Parts Plants

Assembly and parts plants

CN INVESTOR FACT BOOK 31

petroleum and chemicals

Overview

Petroleum and chemicals is CN’s second largest business unit. In 2002, revenue for this business was up 11% on a pro forma basis over the previous year. The business unit transports a wide range of commodities including chemicals, plastics, refinery products, liquefied petroleum gas (LPG) and sulfur. CN is the leader in the transportation of petroleum products within Canada, competing with rail in western Canada and with the Great Lakes tankers in eastern Canada. CN is also the preferred carrier in such Canadian markets as chemicals, plastic resin, LPG and liquid sulfur.

     As of 2002, CN is the industry leader of liquid sulfur carloads to the U.S. In fact, the only segment in the petroleum and chemicals group where CN is currently not the Canadian industry leader in carloads is dry sulfur – a commodity that saw CN carload volume grow by 35% in 2002 helping to close the gap.

     Both customers and CN have benefited from productivity gains and from single-line access to all major production and destination markets. As new plants come on stream and as CN introduces innovative service transportation products, the mid-term outlook for this business remains strong. CN’s network is ideally positioned to grow in step with shipper production rates and production expansions.

     CN realized 6% growth in the first quarter of 2003. The increase was driven by harsh winter conditions and CN’s ability to capitalize on the high demand for winter commodities. Also sulfur, both liquid to the United States and dry to offshore markets, benefited from solid demand. Chemicals and plastic resins fundamentals were weak in the first quarter but volume increased as a result of pre-buying ahead of the Iraq war and due to spiking gas prices. Increasing concerns about high natural gas prices and the weak U.S. economy impacted the second quarter as revenues were down 7% from the previous year. This decrease was due to high natural gas prices and primary feedstock costs resulting in reduced production levels. In addition, the rapid rise of the Canadian dollar reduced CN’s revenue from U.S. denominated contracts.

The industry leader in safe operations

CN’s dedication to safety and its commitment to the principles of Responsible Care® practices are reflected in the Company’s industry-leading position in the safe transportation of hazardous materials. On-time delivery performance and low FRA rail accidents are two key purchasing decision factors for hazmat shippers. CN’s performance in these areas have made CN the carrier of choice for many chemical corporations. The year 2002 marked the 10th anniversary of CN’s Safe Handling awards with 120 of CN’s

32      2003

customers’ plants meeting CN’s goal of zero non-accidental releases (NARs)* for up to 5000 cars shipped, and less than one NAR for more than 5,000 cars shipped. The Safe Handling Awards program was developed by CN to reward safe rail handling by its customers and to improve the overall industry safety performance.

Geographic reach

Geographically, CN’s network serves the major producing regions of Louisiana, Alberta as well as Sarnia and eastern Canada. Alberta is a major center for petrochemicals, plastics resin, LPG and sulfur with most of the production facilities in the region using local natural gas as feedstock. In the East, three petrochemical plants are being built in Montreal and are slated to start in the next 12-24 months. In Louisiana, CN completed a three-mile rail build-in to Exxon Baton Rouge’s brand new resin plant in January 2003. Two other rail build-ins are underway to provide service to two liquid terminal tank farms located on the Mississippi river. The products move to destination markets via CN’s major chemical gateways of Chicago, Buffalo, New Orleans, Baton Rouge,Vancouver, Tolono and Effingham.

Scheduled carloads, the industry’s preference

CN’s scheduled carload service translates into faster transit times, better on-time delivery performance and dramatic advances in our customers’ private fleet asset utilization and inventory management. Chemical customers define CN’s service as superior because of its on-time performance and faster load/empty return turnaround times than the rest of the industry. This helps benefit customers with lower private equipment lease costs, and inventory requirements. This also results in lower working capital needs for safety stock and recovery of premium trucking charges.

     As a result of CN’s speed of delivery and predictable service, customers shipping with CN enjoy a supply chain cost advantage over their competitors and can often use this advantage to break through to new markets. Our sales force’s disciplined approach to yield management ensures that we extract the value of our superior service while still allowing our customers to reduce their total cost to market.

Outlook

Despite challenging operating conditions, CN has been able to capitalize on the cold weather of the last two winters by growing carloads for winter commodities such as glycol, road salt, fuel oil, methanol and propane. In addition, CN realized opportunities caused by the spike in natural gas prices by increasing volumes for alternate fuel sources that are rail friendly, such as heating oil and heavy fuel oil. CN continues to seek opportunities arising from market fluctuations and changes in the fundamentals of the natural gas market.

* A chemical release from a tank car occuring from any cause other than a rail accident.

Plant Expansions

Prince Rupert
Edmonton
Vancouver
Calgary
Saskatoon
Moncton
Halifax
Quebec
Montreal
Toronto
Baton Rouge
New Orleans
1
2
3
4
5
6
7
8
9
10
11
12
13
Baton Rouge
New Orleans

Petroleum and Chemicals

	Company	Site	Commodities	Year
Western Canada Expansion				
1	Suncor	Tar Sands, AB	Sulfur	2002
2	Plains Marketing	Marshal, SK	Butane	2002-2003
3	Williams/Energy (technology upgrade)	Redwater, AB	Liquid Gases and Propylene	2003
U.S. Gulf Expansion				
4	Polymer Westlake	Geismar, LA	PVC	2004
5	Gas drilling exploration	US Gulf sedimentary basin		
	Rail built-in connection of CN to:			
6	ExxonMobil Chemical	Baton Rouge, LA	Polyolefin	January 2003
7	Petro United Liquid Terminals	St. Gabriel, LA	liquid import/export	late 2003
8	Kinder Morgan Liquid Terminal	St. Gabriel, LA	liquid import/export	2004
Eastern Canada Expansion				
9	Sable Island Gas Field	Pt. Tupper, NS	Liquid Gases	2002
10	Interquisa	Montreal, QC	PTA	late 2003
11	Coastal/El Paso	Montreal, QC	PetChem Acid	late 2003
12	Ultramar/Valero	Quebec City, QC	Refinery de-bottlenecking	2004
13	PTT Polymers	Montreal, QC	PTT	2004

34 2003

CN INVESTOR FACT BOOK 35

petroleum and chemicals

     Over the last several years, significant investments have been made in the northern Alberta Oil Sands fields, pipeline infrastructure, gas drilling explorations and expansion of the Canadian East coast offshore basin. This should help increase rail volumes for these products over the next decade.

     As production from gas wells in southern Alberta dry up, new gas wells are expected to come on line in northern Alberta. The geographic shift in gas well production and to crude from the tar sands fields should increase the tonnage of sulfur and LPG and is favorable to CN’s more northern Alberta network. More stringent sulfur regulations for gasoline and motor diesel will likely change the trade flow patterns of refiners and may cause some regional refineries to close while others in better competitive positions expand. This should create new opportunities for rail, from fewer but larger refineries. The switch to heavier crude refining will also open new business opportunities to transport refinery byproducts resulting from increased use of heavy crude to new markets over the next several years.

     CN remains cautious on the second half of 2003 due to high and unstable natural gas and chemical prices and weakness in chemical demand. In addition, the translation impact of a stronger Canadian dollar will continue to reduce revenues from the U.S. Looking into 2004, the price of natural gas should ease as a result of increased supplies from current gas drilling activities. It is expected that the weaker U.S. dollar will make U.S. chemical plants on CN lines more competitive and the U.S. economy should recover progressively. All these factors point towards potential market rebound opportunities.

2003

CN’s network is uniquely positioned to take advantage of growth in the oil and gas industry. Metal and mineral products such as drilling pipe and frac sand are required to support gas exploration in northeast Alberta and BC in addition to heavy equipment and pipe required to support northern Alberta pipeline construction and oil sands expansion. Once facilities are constructed and gas is discovered, petroleum and chemicals products such as liquefied petroleum gases, sulfur and diesel are shipped to end markets by rail.

CN INVESTOR FACT BOOK

metals and minerals

Overview

The Metals and minerals business unit is made up of four primary market segments: base metals (non-ferrous), steel, construction materials, and machinery and equipment. In 2002, the business unit’s revenues decreased by 4% when compared to 2001 on a pro forma basis.

     The strength of CN’s franchise and geographic reach position CN to grow with its customers. CN’s unique service plan and exclusive rail access to major mines, ports and smelters makes the Company a transportation leader in the base metal supply chain. CN transports base metals from the ports or the mines to the manufacturers of finished goods.

     For example, imported aluminium through the ports of the St. Lawrence Seaway is shipped by CN to aluminium smelters in northern Quebec to be transformed into primary aluminium ingots. These ingots are then shipped by CN to processing plants in the United States. Finally, they are once again shipped by CN to manufacturers of aluminium-finished products (i.e. aluminium cans) in Canada and the United States.

     Low hydroelectric energy costs, a key input in the manufacture of aluminium, gives Quebec-based plants a cost advantage. As a result, there are possibilities for aluminium plant expansions in Quebec over the next several years. CN is well positioned to benefit from a signifi-cant increase in both inbound and outbound rail commodities as a result of possible industry expansion.

     The machinery and equipment market segment transports a wide range of products including turbines, airplane parts, generators, transformers and general machinery. Many of these products are imported or exported through various ports. Again, serving the three coasts puts the Company in a unique position to lead in this growing market.

38      2003

     The acquisition of the WC allowed CN to become a key player in the shipment of sand, specifically frac sand, which is used in oil and natural gas fields. Frac sand is in high demand by oil companies as it allows them to extend the life and increase the output of their oil wells. Development of the Northern Alberta Oil Sands and increased drilling for gas spurred by high natural gas prices will translate into increased inbound demand for products such as frac sands, pipes and oversized equipment. The addition of the WC to CN’s network offers Wisconsin based frac sand producers fast and efficient access to their markets in Alberta and southern United States.

Review

For the first six months, revenues were down $3 million or 1% compared with the previous year. Improved market conditions for steel and new ore traffic that began in the second quarter of 2002 helped offset the impact of a significantly stronger Canadian dollar.

Outlook

Looking into the second half of 2003 and 2004, the Metals and minerals business unit should continue to benefit from its diversified product mix. High natural gas prices could result in continued expansion of drilling activity in Alberta. Shipments of steel pipe, frac sand, and machinery and equipment are expected to remain strong, driven by the strength of the oil and gas industry. The steel business is linked primarily to U.S. economic conditions. The main market drivers for the steel industry are automotive, commercial and residential construction and the oil and gas industry. Industry consolidation in this segment, which hampered rail growth through 2001, has stabilized. As a result of a much healthier steel industry we expect to see more CN-served plants increase or re-start production.

CN INVESTOR FACT BOOK

metals and minerals

Principal plant facilities

Plant facilities

KNI
KNI

40 2003

coal

Overview

CN transports thermal coal, metallurgical coal, metallurgical coke, petroleum coke, and lignite char to customers across North America. The Company ships from various ports on the Atlantic, Pacific, and Gulf coasts and in the St. Lawrence Seaway as well as to these same ports for export to overseas markets. CN moves coal, lignite char, metallurgical coke, and petroleum coke in Canada and to various points in the United States over the CN-KCS alliance network. Destinations include several ports for transloading and delivery by water and other modes.

     Canadian thermal coal is delivered to power utilities primarily in eastern Canada. Shipments of U.S. thermal coals are transported from mines served in southern Illinois or from western U.S. mines via interchange with other railroads to major utilities in the U.S. Midwest. Canadian metallurgical coal is carried for export to Asian markets, mainly for steel production, through Canadian Pacific coast ports.

     Shipments of U.S. coal represented 56% of CN’s 2002 coal revenues. In the U.S., CN unit trains move primarily from southern Illinois mines to major utilities in Georgia, Tennessee, Illinois, Indiana, Iowa, Kentucky, Missouri and Alabama. Smaller volumes in multiple car shipments move to industrial accounts in Illinois, Arkansas and Wisconsin. Western coal from the Powder River Basin (PRB) and Colorado, originating on other Class 1 carriers, is delivered by CN in unit trains to utilities in Illinois, Kentucky, Michigan and Mississippi. CN has been able to aggressively market seamless service options through connections with western rail carriers. This strategy has allowed CN to stabilize volumes and target growth areas.

     In 2002, CN's revenues declined by 10% when compared to 2001 on a pro forma basis. This was primarily due to weak Canadian coal export market conditions. Revenues declined 9% in the first six months of 2003, due to further Canadian metallurgical mine closures, and the impact of a stronger Canadian dollar. Looking forward, CN does not expect growth in coal traffic, as the current trend of mine closures continues to erode revenues. CN currently serves only one Canadian metallurgical coal mine, and expects mining operations at this mine to be complete by the end of 2004.

Mines, ramps, and terminals

CN has access to facilities at Lynton, AB and Sarnia, ON for the transfer of petroleum coke and similar commodities from highway vehicles to railcars. These facilities are strategically located to serve major producers not directly accessible by rail. We also arrange for the transfer from rail to highway vehicles at most large centers.

coal

CN provides service to and from the following coal mines in western Canada.

Canadian Facilities
Canadian Coal Mines	Operator	Location
Luscar	Luscar Ltd.	Near Hinton, AB
Coal Valley	Luscar Ltd.	Near Hinton, AB
Bienfait	Luscar Ltd.	Estevan, SK
Smoky River	Smoky River Coals Limited	Near Grande Cache, AB

CN provides service to and from the following coal mines, ramps, and terminals in the central U.S.

U.S. Facilities
Coal Mine	Operator	Location
Crown 3	Freeman United	Farmersville, IL
Galatia	American Coal Company	Galatia, IL
Rend Lake	CONSOL, Inc.	Sesser, IL
Liberty	Liberty Coal Company	Harco, IL

Ramp	Operator	Location
Carbondale	Knight Hawk Coal	Carbondale, IL

Terminal	Operator	Location
Cahokia	Cahokia Marine Service	Sauget, IL (via GWWR)
Calvert City	Southern Coal Handling	Calvert City, KY (via PAL)
CG&B	Consolidated Grain & Barge	Mound City, IL
Cook	Cook Coal Terminal	Metropolis, IL
GRT	Kinder Morgan Energy	Grand Rivers, KY (via PAL)
IC/BN Dock	Peavey Company	East St. Louis, IL
IC RailMarine	IC Terminal Holdings	Convent, LA
IEI	IEI Barge Services	East Dubuque, IL
KCBX	KCBX Terminals	Chicago, IL (via BRC)
McDuffie	Alabama State Docks	Mobile, AL

42      2003

improving the supply chain

CN's transportation solution approach to customers continues to expand as we now offer the option of having CN provide complete management of their product flow. For example, today at Interquisa Canada in Montreal they manufacture product and CN manages all the logistics. CN has been on site at the customer location a year in advance of plant start up, designing all the logistics processes to ensure smooth efficient flow of product. Inbound raw materials will be offloaded by CN, finished product will be loaded by CN, along with all the processes required to provide complete end-to-end single source accountability for the flow of raw materials and finished product.

Transloading services

CN’s transloading network includes more than 200 facilities across North America. A series of positioned transfer, warehousing and reload facilities provide competitive advantages for rail and non-rail served shippers and receivers. CN’s transload solutions allow customers to position their products for just-in-time deliveries to outside markets while extending their market reach and enjoying the cost efficiencies of rail. For CN, this helps generate revenue growth opportunities with companies traditionally moving only by truck, while also being rewarded for providing transportation solutions and value-added services throughout the supply chain.

CargoFlo/Bulk

CargoFlo is a network of bulk transfer terminals for the specialized handling of liquid and dry bulk commodities. These terminals transfer products from rail cars to trucks and vice-versa, and load and unload liquid and dry bulk overseas containers. CN manages the complete distribution system from loading, transporting, breaking bulk and storing product to its final delivery. CargoFlo terminals handle a wide variety of commodities including chemicals, plastics, fertilizers, construction materials, grain, and bulk foods.

Metals Distribution Centers

CN’s Metals Distribution Centers provide convenient transport and storage of steel and aluminum products with the ability for just-in-time service delivery. Our Metals distribution centers provide on-site storage and quick turnaround times.

Forest and lumber products Distribution Centers

Railcars carry as much as three truckloads of lumber. Our facilities also store lumber until it is required by the customer. This convenience efficiently allows CN to grow its business with non-traditional rail customers that may be located well away from a rail terminal. These terminals use leading edge technologies such as Electronic Data Interchange for computer-to computer transfer of information.

2003

trouble-free border

The United States and Canada have the world’s largest trade partnership. The United States trades more with Canada than with any other country – in fact, more than with all the countries of the European Union combined. There is more trade at the bridge between Detroit, Michigan, and Windsor, Ontario, alone than between the United States and any other country in the world. CN, North America’s railroad, with over one third of its revenues coming from transborder shipments, recognizes the importance of a fluid border. Part of our strength has been our ability to make our border traffic efficient and reliable for our customers, and easy to monitor for the authorities.

     CN has developed procedures and systems that allow trouble-free customs clearances, while also meeting the security requirements of the U.S. and Canadian governments. In October 2002, CN became the first North American railroad to gain membership in the U.S. Bureau of Customs and Border Protection's (CBP) Customs-Trade Partnership Against Terrorism (C-TPAT), which is a joint government-business initiative designed to build cooperative relations that strengthen overall supply chain and border security with respect to goods exported to the United States. CN also has been designated as a low-risk carrier under the Customs Self-Assessment (CSA) program of the Canada Customs and Revenue Agency (CCRA). Under the program, approved shippers using approved carriers can reduce the amount of time and money spent to report border entries. This simplified border clearance benefits both CN and its customers by expediting movement of Canadian-destined goods from the U.S.

     Through the CBP’s Automated Manifest System (AMS), CN electronically reports all cargo destined to and from the U.S. In Canada, electronic links update the Canada Customs’ Accelerated Commercial Release Operations Support System (ACROSS) with shipper’s manifest details.The customs clearance process is part of CN’s Service Reliability System (SRS). SRS links with government agencies and provides the platform used to monitor transborder shipments.

     Our efficient customs clearance is driven by the seamless communication between our service support group and Canadian and U.S. customs agencies and the benefits of electronic processing with brokers. As a result, CN is well-equipped to comply with advance electronic transmission of cargo information requirements to be imposed by the U.S. and Canadian governments in the coming months, and has been an active participant in this regulatory process. CN also is a signatory to an agreement with CBP and CCRA under which CBP will undertake security screening of U.S.-bound cargo using non-invasive technology.

     CN offers the capability for eBusiness from start to finish – maximizing efficiency and minimizing errors in processing. CN’s state-of-the-art electronic systems enable us to work with all the partners in our shipper’s delivery chain. Around-the-clock monitoring of the electronic process ensures faster clearance at border or inland clearance points. We advise customs and brokers within minutes of a planned shipment, process and forward the information relating to shipments to every trading partner in the process, within seconds.

CN eBusiness – gaining Velocity

CN is focused on delivering critical business information to its customers. The result: faster and better business decisions, plus increased productivity. All of this leads to bottom line savings and competitive advantages for our customers.

Everyday, more than 3,500 customers rely on Velocity powered by CN, CN’s on-line and computer-to-computer services, to ship their valuable goods. About 500 new users every month, including carload, intermodal and overseas customers, register on www.cn.ca to gain access to critical business information. Today, CN customers can quickly get a rate and transit time, order their railcars, send their shipping information and release their railcars in one step, track their shipments with up-to-the minute information, and pay their invoices, all on-line – in a secure and user-friendly environment.

     CN’s Velocity eBusiness tools are available 24 hours a day, seven days a week on the CN website. Immediate support is provided through our around-the-clock help line, as well as comprehensive online demos. These services are provided at no cost to CN customers, allowing them to save time and reduce costs by eliminating traditional faxes and phone calls.

Proven customer value

Through a combination of powerful tools, simplified business processes, and a dedicated team of eBusiness sales associates offering one-on-one customer consultation, CN has proven that it can significantly improve our customers’ transportation logistics, customer service and simplify their payment process.

     For example, one of CN’s valued Forest Products customers, Georgia Pacific minimizes bottlenecks in its customer shipments by using CN’s Internet Car Order tool to order equipment for five different mills. CN’s Shipping Instructions tool helps Georgia Pacific’s Taylorsville, MS location ensure accuracy of billing information. CN’s Switch, Release, Order In, Quick Trace and Trip Plan tools are also relied heavily upon in order to ensure shipments are properly planned and managed.

     CN also ensures that doing business is easy for customers like Zim Israel Navigation, one of the largest container-shipping companies in the world. Zim is able to reserve its empty containers through its own internal system and the order is sent directly to CN’s operational system electronically. Using CN’s Intermodal Direct tool, Zim can go on line and monitor which containers are applied to their bookings easily and in a timely fashion. Today, Zim employees use Intermodal Direct to monitor more than 10,000 containers en route to their customers across North America, allowing them to plan for timely deliveries.

46      2003

More than technology

eBusiness at CN is not just about applying new technology. eBusiness is about driving efficiency and major productivity gains for our customers as well as for CN. As an example, CN’s Transit Calculator links directly to CN’s core operating system. Reliable, timely and accurate information is crucial to both CN and its customers for managing and controlling shipments. CN understands this and has made it a priority.

     Another key undertaking highlights CN’s dedication to providing information critical to its customers’ businesses. CN's Paper Platform provides North American paper shippers with proactive shipment management, including estimated times of arrival for shipments; explanations for significant changes in transit times; full intervention capabilities in the background for managing shipments that are off-schedule; and on-line service performance reports for CN and its rail partners. This tool enables CN customers to reduce the need for last minute, expensive emergency shipments. The Paper Platform is the product of a collaborative effort between CN and IntelliTrans, an Atlanta-based company providing logistics and supply chain management solutions to clients throughout North America and Europe.

Speed. Power. Experience.

As early as the late 1970s, CN led the way towards the efficient flow of information with its customers through computer-to-computer exchanges. In 1995, CN was the first railroad to provide standard electronic data interchange (EDI) messages to intermodal customers. In May 1996, CN was the first railroad to release an interactive shipment tracking capability on the Internet, which, at that time, was only available in the parcel shipping industry. In July 1999, CN was the first railroad to provide interline expected time of arrival information (ETAs) to customers and in 2001, CN was the first railroad to implement electronic truck dispatch capabilities for its intermodal retail business. This capability includes GPS satellite tracking and on board ‘real time’ communications.

     CN continued to demonstrate its commitment to service and showed impressive technological capability in 2001 by being the first non-financial business in Canada to create a system that enables business-to-business bank debits for accounts receivables in Canada and the U.S. That same year, CN became one of the first companies in North America to go fully electronic for purchasing and auctioning railroad equipment.

     CN has been successful in eBusiness because it brings together strong railroad expertise, sound business practices, extraordinary people and innovative technology solutions. Every year, CN’s Velocity eBusiness suite is strengthened with newly developed tools and improvements to existing tools, based on customer feedback and a drive to continue being the best in the industry.

investor focus

CANADIEN
NATIONAL
CN 371001
CN

48 2003

capital expenditures

In 2002, CN’s net capital expenditures amounted to $938 million, essentially on par with 2001. This level of spending was maintained in spite of a major challenge to the top-line, brought about by a massive decline in Canadian grain revenues last year. This reflects the Company’s clear view towards profitable, long-term growth requirements and an unrelenting focus on the need for quality service and safety.

     The largest portion of CN’s capital expenditures was for rail infrastructure to maintain the quality and integrity of our physical plant, allowing the Company to provide safe, high-quality and reliable service to our customers across Canada and the U.S. In total, over $500 million was dedicated to maintenance and upgrade of the plant. In the ongoing pursuit of greater efficiency and fluidity of the network, CN continued to invest in siding extensions and improved signalling, with over $30 million expended in the western Canada/Chicago corridor alone.

     Quality service also equates to quality equipment. First and foremost, that involves additions and improvements to the car fleet. About $115 million was invested in 2002 to satisfy market requirements and target specific market opportunities, including significant refurbishment of the metal and paper car fleets. Quality equipment means reliable power as well, and the Company continued its locomotive fleet modernization program with the acquisition of 30 new high-horsepower units for approximately $70 million.

     In addition to a quality network and quality equipment, profitable top-line growth is predicated on highly reliable service and improved access to customers across the system. CN spent about $60 million on facilities and build-ins, including $20 million on the completion of its new state-of-the-art intermodal terminal in Montreal. Over $100 million went to information and communications technology, including new customer focused e-business initiatives, and the implementation of Phase III of SAP. The latter will allow the Company to identify new savings opportunities to an extent that was not previously possible.

     CN intends to spend in excess of $1 billion on net capital additions in 2003, driven by the same strong focus on a safe, reliable network and increased customer satisfaction. An important feature of the 2003 capital budget is further improvement in the fluidity of the network in order to further improve service, reliability and speed, as well as the overall safety of its operations. Over $60 million of capital is planned for siding extensions and continued conversion to Centralized Traffic Control.

     In addition to substantial capital on network infrastructure and upgrades, CN is planning to expend another $115 million on freight equipment. New car deliveries in 2003 include over 600 new riserless centerbeam cars and 500 new Plate F cars for paper and newsprint. For the completion of Phase III of SAP and the finalization of important initiatives relating to the automation of customer processes, about $70 million has been earmarked for information and communications technology.

     All in all, with a careful prioriti-zation of investment opportunities and a determined orientation towards sustainable, long-term profitability, CN aims to maintain an industry-leading position in terms of cashflow generation, while meeting the capital needs of the business.

CN INVESTOR FACT BOOK

labor relations

Employee productivity

At the end of June 2003, CN had a total workforce of 22,431 people –5% fewer than at June of the previous year. CN is the rail industry’s efficiency and service leader by focusing squarely on productivity improvements and consistent, timely delivery of goods to its customers.

     The productivity potential has been increased significantly with the breakthrough hourly-rated agreements reached with train service employees as well as conductors and brakemen in the U.S. Region. The agreements replaced the traditional mileage-based wage systems and work rules in existence in the Class I railroad industry for decades by an hourly wage system. These agreements allow management to operate the railroad in the most efficient, customer-focused way while providing employees increased compensation, job security and a better balance between work and home. To date, CN has secured hourly-rated labor agreements in the U.S. covering more than 1,600 train and engine employees.

     Efficiencies from large-scale information technology investments in administrative functions and a smaller asset base – fewer locomotives and freight cars to repair and maintain because of productivity improvements from scheduled railway operations – has allowed CN to reduce its workforce. As a result of these productivity initiatives CN announced 1,146 job reductions across all corporate and operating functions and recorded a workforce reduction charge of $120 million. Reductions relating to this and the 2001 work-force reduction charge were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

     CN has continued its productivity gains despite a slowing economy and reduced grain traffic. For the first half of the year, GTMs per average employee are up over 4% from the first half of 2002.

Canada

Agreements with most Canadian unions expire at the end of 2003. At year-end 2002, CN had ratified settlements with all the labor organizations representing the Company’s approximately 12,900 Canadian unionized employees. Most of these agreements were for a three-year period effective until December 31, 2003.

     Required notice to commence bargaining is expected to be served in September 2003 with the Brotherhood of Maintenance of Way Employees (approximately 2,500 employees), the Canadian National Railway Police Associate (approximately 65 employees), the International Brotherhood of Electrical Workers (approximately 670 employees), the Canadian Auto Workers (approximately 4,800 divided into three sub-units: Shopcraft, Clerical and Intermodal), the Brotherhood of Locomotive Engineers (approximately 2,160 employees, divided into two sub-units: Engineers and Rail Canada Traffic Controllers), and the United Transportation Union (approximately 2,700 employees).

     These negotiations are conducted under the terms of the Canada Labour Code and consequently no work action related to the bargaining is legally permitted at any time in 2003, and thereafter only when specified thresholds of time and designated notices of intent have been realized.

     The unions representing the employees of Algoma Central Railway Inc. (approximately 130 employees) negotiated collectively under the auspices of the Association of Railway Unions. A four-year labor agreement was ratified in February 2002 with an expiry date of January 31, 2005.

United States

As of December 31, 2002, CN employed a total of 6,879 employees in the United States.

     The U.S. properties of CN are part of the United States Region and include the Grand Trunk Western, the Duluth, Winnipeg and Pacific (“DWP”), the Illinois Central, Chicago, Central and Pacific (‘’CCP’’) and the WC. Unlike other U.S. Class 1 railroads that bargain on a collective national basis, CN prefers to conduct local negotiations as it better addresses both employee and the Company’s issues.

     There are benefits and risks associated with negotiating locally. Presidents and Congress have demonstrated that they will step in to avoid national strikes, while a local dispute may not generate federal intervention. CN’s management believes the potential mutual benefits of local bargaining outweigh the risks. This has been evident with the achievement of the break-through collective agreements with several unions.

     As of June 2003, the Company had in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP and CCP, and over 68% of the unionized workforce at WC. These agreements have various durations ranging from the end of 2003 to August 2006. Several of these agreements are currently under renegotiation and several will open for negotiation throughout 2003.

     Negotiations are ongoing with the bargaining units with which the Company has not yet achieved new settlements. Until new agreements are reached or the processes under the Railway Labor Act (U.S.) have been exhausted, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will be no such work action or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

CN INVESTOR FACT BOOK

risk management

Safety is a core value at CN. It is integrated into all railroad activities. A risk management approach is used to identify and mitigate risks, which can result in injuries, accidents or other losses. Risks are minimized through CN’s Integrated Safety Plan, which consists of initiatives that provide the framework for driving continuous improvement.

     CN’s Integrated Safety Plan focuses on three key areas: People, Process, and Equipment/ Technology. This comprehensive plan consists of coordinated initiatives which target top causes of injuries and accidents, and is designed to support CN’s safety objectives. This proactive safety plan has been implemented with the active involvement of management, unionized employees, and health and safety committees across all Regions.

     For the ’People‘ component of its safety plan, CN strengthens its safety culture through training, involvement, communications and coaching. CN invests more than $10 million annually in safety training, and drives the next level of improvement by involving personnel through health and safety committees. CN has also implemented a mentoring program to ensure that all employees have the necessary support and coaching. Through its Safety Policy and communication plan, CN encourages employees to champion safety while taking the necessary actions to address issues that constitute a risk to themselves, their fellow employees, customers and the general public.

     ‘Process’ safety initiatives have been designed to systematize safety into railroad activities. This includes detailed trend analysis, safe work procedures which address critical operational activities, and a contractor safety initiative.

     CN also invests heavily in innovative ‘Equipment and Technology’ to identify potential hazards in its infrastructure and equipment. This includes a state-of-the-art wayside inspection system, which includes

54      2003

the only operational wheel specification detectors in North America. Rail and track geometry inspections continue to be increased in 2003 to maximize proactive action.

     CN’s focus on safety has been paying dividends. For the first six months of 2003, it reduced its Federal Railroad Administration (FRA) accident rate to 2.0 accidents per million train miles – a 5% improvement versus 2002. We also reduced our FRA injury rate to 2.8 (injuries per 200,000 person hours) – a 7% improvement.

Transportation of Dangerous Goods and Responsible Care®

Every year, CN presents Safe Handling Awards to customers that demonstrate an excellent safety record in loading and shipping dangerous goods. In 2002, CN presented awards to 120 industrial facilities; 71 of these facilities are located in Canada and 49 in the United States.

     Strict government regulations supported by Company policies and procedures are in place to ensure dangerous goods/hazardous materials are transported safely; its customers and employees work together to meet the daily challenges of running a safe operation.

     CN continues to be a key partner in the Responsible Care initiative of the chemical industry in both Canada and the U.S.

shareholder value

Superior business model

CN has faced numerous challenges this past year with continued uncertainty in the economy, prolonged high fuel prices, the effects of a stronger Canadian dollar, difficult winter conditions and weak bulk markets. With an unrelenting focus on productivity, CN was able to deliver an industry low adjusted operating ratio of 69.4% in 2002. Excluding items affecting the comparability of results, adjusted diluted earnings per share grew by 6% to $5.22. Free cash flow increased 16% to $513 million – over 8% of revenues, significantly higher than the industry average. Confidence in our business model also led CN to increase dividends a full 16%.

     For the first half of 2003, the Company’s operating ratio increased 1.9 points to 72.6% versus the same period last year. The dramatic rise of the Canadian dollar and the effects of the western Canadian drought led to a 6% decrease in revenues to $1,463 million. However, despite the reduction in revenues and an increase in dividends, CN managed to generate free cash flow of $350 million in the first half of 2003 versus $356 million in the same period of 2002. Success in these trying conditions has further illustrated the strength of CN’s business model.

Management Incentive Compensation Program

CN’s Annual Incentive Bonus Plan ensures an employee team committed to maximizing shareholder value. Management cash bonuses are tied directly to achievement of measurable and quantifiable goals that contribute to the organization’s long-term financial growth and profitability. The Board of Directors of the Company sets these objectives at the beginning of the year. The Company must meet minimum performance criteria in order for any bonus to be declared and paid. Company objectives include operating income, revenue growth, EPS, free cash flow generation and return on investment.

Share Repurchase Program

With a strong balance sheet and solid cash flow generation, in the fourth quarter of 2002 CN’s Board of Directors authorized a normal course issuer bid to purchase for cancellation up to 13 million, or approximately 6.5 per cent, of the approximately 200 million outstanding common shares of the Company at that time. The share buy-back program, which started October 25, 2002, was conducted through the Toronto Stock

56      2003

Exchange and New York Stock Exchange. As of June 30, 2003, CN had repurchased a total of 11.8 million common shares at an average price of $65.40 for a total cash out-flow of $772 million. The majority of the remaining 1.2 million share repurchase was expected to be complete early in the third quarter of 2003.

Dividend increase

In January 2003, CN increased its quarterly dividend to shareholders by 16% to $0.25 per common share. This was the seventh consecutive dividend increase since CN became a publicly traded company.

Credit rating

Moody’s raised CN’s rating on about $4 billion senior unsecured long-term debt to Baa1 from Baa2 during the first quarter of 2003. S&P held it’s rating at BBB+, while CN maintained it’s rating in Canada with DBRS at BBB (high) on unsecured bonds, debentures and notes while being rated R-1 (low) for commercial paper.

Quick facts
(as of June 30, 2003)

  189.7 million common shares outstanding
  Market capitalization of $12.3 billion or U.S. $9.2 billion.
  Approximately 55% of revenues and 50% of expenses are U.S. dollar denominated, while most debt is in U.S. dollars – as a result, a one cent appreciation of the Canadian dollar impacts CN’s EPS by 3-4 cents
  Approximately 18% of CN’s financings are at floating interest rates while the remainder is fixed
  CN has approximately 4,000 registered shareholders. There are a large number of non-registered shareholders as approximately 99% of the company’s shares are held in CDS or DTC.

57

managing energy prices

Hedging policy

Given the volatility of fuel prices during the last several years, CN has implemented a systematic hedging program using financial derivative instruments on WTI and Nymex heating oil. The hedge covers a target percentage of future fuel consumption up to two years in advance. At June 30, 2003, CN has hedged about 46% of its 2003 fuel requirements at below U.S. $23 and about 41% of its fuel requirements for 2004, just under U.S. $24.

Fuel surcharge

CN has a fuel surcharge policy in place. In the event that the price of West Texas Intermediate Crude Oil, as published on the Nymex, averages U.S. $24 or more per barrel for a calendar quarter, CN has the right to apply a fuel surcharge on certain traffic. The surcharge applies to the following calendar quarter.

     The current surcharge in the third quarter of 2003 is 4%.

Fuel Price Range

Surcharge	West Texas
Intermediate
Crude Oil
(price per barrel $U.S.)

2%	$24.00 - $26.99
4%	$27.00 - $31.99
6%	$32.00 - $36.99
8%	$37.00 - $41.99

Each U.S. $5.00 increase thereafter = additional 2%.

CANADIAN NATINAL RAILWAY COMPANY						QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2001 - 2003
unaudited

$ in millions, unless otherwise indicated
	2001(1)					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Revenues
Petroleum and chemicals	$231	$212	$225	$255	$923	$273	$271	$275	$283	$1,102	$544	$290	$253	$543
Metals and minerals	97	117	118	126	458	122	138	138	123	521	260	126	131	257
Forest products	245	269	260	314	1,088	325	334	337	327	1,323	659	317	327	644
Coal	85	88	80	85	338	77	81	85	83	326	158	74	70	144
Grain and fertilizers	321	275	254	311	1,161	269	255	217	245	986	524	234	201	435
Intermodal	237	244	243	245	969	235	261	273	283	1,052	496	265	289	554
Automotive	127	139	108	146	520	151	159	130	151	591	310	143	143	286
Other items	55	48	37	55	195	57	52	48	52	209	109	47	49	96

Total revenues	1,398	1,392	1,325	1,537	5,652	1,509	1,551	1,503	1,547	6,110	3,060	1,496	1,463	2,959

Operating expenses
Labor and fringe benefits	375	466	348	435	1,624	457	426	407	547	1,837	883	454	415	869
Purchased services and material	196	183	164	149	692	198	200	196	184	778	398	200	178	378
Depreciation and amortization	132	131	131	138	532	141	144	149	150	584	285	143	139	282
Fuel	143	121	111	109	484	112	114	109	124	459	226	127	125	252
Equipment rents	76	75	70	88	309	87	92	85	82	346	179	77	82	159
Casualty and other	91	70	71	97	329	108	85	73	371	637	193	121	87	208

Total operating expenses	1,013	1,046	895	1,016	3,970	1,103	1,061	1,019	1,458	4,641	2,164	1,122	1,026	2,148

Operating income	385	346	430	521	1,682	406	490	484	89	1,469	896	374	437	811
Interest expense	(80)	(78)	(73)	(96)	(327)	(96)	(91)	(89)	(85)	(361)	(187)	(85)	(83)	(168)
Other income (loss)	112	(90)	12	31	65	38	23	8	7	76	61	4	(4)	-

Income before income taxes
and cumulative effect of
change in accounting policy	417	178	369	456	1,420	348	422	403	11	1,184	770	293	350	643
Income tax (expense) recovery	(142)	39	(117)	(160)	(380)	(118)	(142)	(135)	11	(384)	(260)	(89)	(106)	(195)

Income before cumulative effect
of change in accounting policy	275	217	252	296	1,040	230	280	268	22	800	510	204	244	448
Cumulative effect of change in
accounting policy (net of
applicable taxes)	-	-	-	-	-	-	-	-	-	-	-	48	-	48

Net income	$275	$217	$252	$296	$1,040	$230	$280	$268	$22	$800	$510	$252	$244	$496

Operating ratio	72.5%	75.1%	67.5%	66.1%	70.2%	73.1%	68.4%	67.8%	94.2%	76.0%	70.7%	75.0%	70.1%	72.6%
Adjusted operating ratio (2)	72.5%	68.1%	67.5%	66.1%	68.5%	73.1%	68.4%	67.8%	68.3%	69.4%	70.7%	75.0%	70.1%	72.6%

Certain of the 2001 and 2002 figures have been reclassified in order to be consistent with the 2003 presentation.
(1) Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2) 2002 excludes fourth-quarter charges for workforce reductions and U.S. personal injury and other claims of $120 million and $281 million, respectively. 2001 excludes a second-quarter charge for workforce reductions of $98 million.
See Appendix C for a reconciliation of Non-GAAP measures.

60      2003

CANADIAN NATIONAL RAILWAY COMPANY				QUARTERLY CONSOLIDATED BALANCE SHEET 2001 - 2003
unaudited

in millions
	2001				2002				2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
ASSETS
Current assets:
Cash and cash equivalents	$40	$30	$830	$53	$51	$93	$24	$25	$84	$130
Accounts receivable	736	662	759	645	699	675	715	722	706	605
Material and supplies	137	136	124	133	156	163	150	127	160	152
Deferred income taxes	116	140	142	153	153	125	120	122	126	123
Other	152	142	154	180	179	185	179	196	206	186

	1,181	1,110	2,009	1,164	1,238	1,241	1,188	1,192	1,282	1,196
Properties	16,070	15,880	16,395	19,145	19,179	18,732	19,348	19,681	19,018	18,261
Other assets and deferred charges	430	382	397	914	856	866	903	865	837	828

Total assets	$17,681	$17,372	$18,801	$21,223	$21,273	$20,839	$21,439	$21,738	$21,137	$$20,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued charges	$ 1,257	$ 1,272	$ 1,297	$ 1,374	$ 1,367	$ 1,355	$ 1,377	$ 1,487	$ 1,456	$ 1,391
Current portion of long-term debt	458	281	148	163	558	832	699	574	949	559
Other	86	82	93	132	94	83	71	73	79	64

	1,801	1,635	1,538	1,669	2,019	2,270	2,147	2,134	2,484	2,014
Deferred income taxes	3,537	3,404	3,572	4,591	4,699	4,560	4,798	4,826	4,651	4,411
Other liabilities and deferred credits	1,129	1,159	1,148	1,345	1,279	1,217	1,205	1,406	1,334	1,264
Long-term debt	4,034	3,873	4,968	5,764	5,168	4,500	4,699	5,003	4,544	4,552
Convertible preferred securities	363	348	363	366	367	347	-	-	-	-
Shareholders’ equity:
Common shares	4,385	4,402	4,415	4,442	4,473	4,499	4,848	4,785	4,668	4,631
Accumulated other comprehensive income (loss)	97	36	68	58	92	31	102	97	(13)	(119)
Retained earnings	2,335	2,515	2,729	2,988	3,176	3,415	3,640	3,487	3,469	3,532

	6,817	6,953	7,212	7,488	7,741	7,945	8,590	8,369	8,124	8,044

Total liabilities and shareholders’ equity	$17,681	$17,372	$18,801	$21,223	$21,273	$20,839	$21,439	$21,738	$21,137	$20,285

CN INVESTOR FACT BOOK      61

CANADIAN NATIONAL RAILWAY COMPANY					QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2001 - 2003
unaudited

in millions
	2001					2002					2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	H1
OPERATING ACTIVITIES
Net income	$275	$217	$252	$296	$1,040	$230	$280	$268	$22	$800	$252	$244	$496
Adjustments to reconcile net income to net cash
provided from operating activities:
Cumulative effect of change in accounting policy	-	-	-	-	-	-	-	-	-	-	(48)	-	(48)
Depreciation and amortization	134	132	132	140	538	142	146	151	152	591	145	140	285
Deferred income taxes	87	(70)	46	232	295	71	85	81	35	272	72	85	157
Charge to increase U.S.personal injury and other
claims liability	-	-	-	-	-	-	-	-	281	281	-	-	-
Workforce reduction charges	-	98	-	-	98	-	-	-	120	120	-	-	-
Equity in earnings of English Welsh and Scottish Railway	-	-	-	(8)	(8)	(11)	(4)	(4)	(14)	(33)	(14)	(4)	(18)
Gain on sale of investment	(101)	-	-	-	(101)	-	-	-	-	-	-	-	-
Write-down of investment	-	99	-	-	99	-	-	-	-	-	-	-	-
Other changes in:
Accounts receivable	-	51	(95)	243	199	(56)	15	(2)	(37)	(80)	1	79	80
Material and supplies	(25)	(1)	13	24	11	(23)	(10)	16	17	-	(37)	3	(34)
Accounts payable and accrued charges	(212)	16	(33)	(156)	(385)	(58)	(16)	(24)	(56)	(154)	(30)	(45)	(75)
Other net current assets and liabilities	3	(6)	(12)	(12)	(27)	-	(12)	8	(14)	(18)	(9)	4	(5)
Other	(56)	(49)	12	(45)	(138)	(13)	(9)	(63)	(82)	(167)	29	(5)	24

Cash provided from operating activities	105	487	315	714	1,621	282	475	431	424	1,612	361	501	862

INVESTING ACTIVITIES
Net additions to properties	(129)	(269)	(264)	(279)	(941)	(120)	(242)	(271)	(305)	(938)	(121)	(266)	(387)
Acquisition of Wisconsin Central Transportation Corporation	-	-	-	(1,278)	(1,278)	-	-	-	-	-	-	-	-
Other,net	101	(12)	(23)	(20)	46	72	(28)	(29)	(1)	14	(10)	3	(7)

Cash used by investing activities	(28)	(281)	(287)	(1,577)	(2,173)	(48)	(270)	(300)	(306)	(924)	(131)	(263)	(394)

Dividends paid	(38)	(37)	(38)	(37)	(150)	(42)	(41)	(43)	(44)	(170)	(49)	(47)	(96)
FINANCING ACTIVITIES
Issuance of long-term debt	268	236	2,034	1,477	4,015	855	1,035	642	614	3,146	1,316	708	2,024
Reduction of long-term debt	(312)	(430)	(1,231)	(1,363)	(3,336)	(1,078)	(1,182)	(807)	(491)	(3,558)	(1,087)	(676)	(1,763)
Issuance of common shares	30	15	7	9	61	29	25	8	7	69	11	30	41
Repurchase of common shares	-	-	-	-	-	-	-	-	(203)	(203)	(362)	(207)	(569)

Cash provided from (used by) financing activities	(14)	(179)	810	123	740	(194)	(122)	(157)	(73)	(546)	(122)	(145)	(267)

Net increase (decrease) in cash and cash equivalents	25	(10)	800	(777)	38	(2)	42	(69)	1	(28)	59	46	105
Cash and cash equivalents,beginning of period	15	40	30	830	15	53	51	93	24	53	25	84	25

Cash and cash equivalents, end of period	$40	$30	$830	$53	$53	$51	$93	$24	$25	$25	$84	$130	$130

Supplemental cash flow information
Payments (recoveries):
Interest	$123	$63	$85	$51	$322	$115	$95	$83	$105	$398	$82	$81	$163
Workforce reductions	49	40	39	41	169	47	47	36	47	177	48	41	89
Personal injury and other claims	43	35	41	30	149	41	27	37	51	156	38	17	55
Pensions	-	14	15	40	69	5	22	25	40	92	3	19	22
Income taxes	32	27	11	(7)	63	38	29	21	(23)	65	58	(4)	54

Certain of the 2001 and 2002 figures have been reclassified in order to be consistent with the 2003 presentation.

62      2003

CANADIAN NATIONAL RAILWAY COMPANY						QUARTERLY STATISTICAL DATA 2001 - 2003
unaudited

	2001(1)					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Statistical operating data
Gross ton miles (GTM) (millions)	74,378	73,077	69,408	76,994	293,857	75,423	78,999	75,945	78,735	309,102	154,422	76,109	77,715	153,824
Revenue ton miles (RTM) (millions)	39,254	38,104	35,909	39,828	153,095	39,289	40,332	39,460	40,795	159,876	79,621	39,912	39,830	79,742
Carloads (thousands)	952	947	915	1,007	3,821	999	1,059	1,043	1,063	4,164	2,058	1,038	1,052	2,090
Route miles (includes Canada and the U.S.)	15,510	15,479	15,476	17,986	17,986	17,896	17,837	17,843	17,821	17,821	17,837	17,618	17,539	17,539
Employees (end of period)	21,009	22,817	22,410	22,868	22,868	22,587	23,708	23,484	22,114	22,114	23,708	21,578	22,431	22,431
Employees (average during period)	21,222	22,499	22,646	23,839	22,668	22,501	23,454	23,647	22,712	23,190	22,895	21,528	22,229	21,878

Productivity
Freight revenue per RTM (cents)	3.42	3.53	3.59	3.72	3.56	3.70	3.72	3.69	3.66	3.69	3.71	3.63	3.55	3.59
Freight revenue per carload ($)	1,411	1,419	1,408	1,472	1,428	1,453	1,415	1,395	1,406	1,417	1,434	1,396	1,344	1,370
Operating expenses per GTM (cents)	1.36	1.43	1.29	1.32	1.35	1.46	1.34	1.34	1.85	1.50	1.40	1.47	1.32	1.40
Adjusted operating expenses per GTM (cents) (2)	1.36	1.30	1.29	1.32	1.32	1.46	1.34	1.34	1.34	1.37	1.40	1.47	1.32	1.40
Labor and fringe benefits expense per GTM
(cents)	0.50	0.64	0.50	0.56	0.55	0.61	0.54	0.54	0.69	0.59	0.57	0.60	0.53	0.56
Adjusted labor and fringe benefits expense
per GTM (cents)(3)	0.50	0.50	0.50	0.56	0.52	0.61	0.54	0.54	0.54	0.56	0.57	0.60	0.53	0.56
GTMs per average number of employees
(thousands)	3,505	3,248	3,065	3,230	12,964	3,352	3,368	3,212	3,467	13,329	6,745	3,535	3,496	7,031
Diesel fuel consumed (U.S.gallons in millions)	93	87	81	90	351	95	94	88	92	369	189	93	94	187
Average fuel price ($/U.S.gallon)	1.42	1.30	1.28	1.31	1.35	1.13	1.18	1.21	1.28	1.20	1.15	1.30	1.26	1.28
GTMs per U.S.gallon of fuel consumed	800	840	857	855	837	794	840	863	856	838	817	818	827	823

Safety indicators
Injury frequency rate per 200,000 person hours	4.5	4.0	4.2	4.2	4.4	3.4	2.6	3.4	2.5	3.0	3.0	2.9	2.6	2.8
Accident rate per million train miles	1.7	2.0	1.7	2.5	2.0	2.1	2.1	2.2	1.6	2.0	2.1	1.7	2.3	2.0

(1)	Includes Wisconsin Central Transportation Corporation from October 9, 2001.
(2)	Excludes a fourth-quarter 2002 charge of $281 million to increase the Company's provision for U.S. personal injury and other claims, and workforce reduction charges of $120 million and $98 million in fourth-quarter 2002 and second-quarter 2001, respectively.
(3)	Excludes workforce reduction charges recorded in fourth-quarter 2002 and second-quarter 2001.

CN INVESTOR FACT BOOK      63

financial and statistical data

Appendix B

pro forma

64      2003

CANADIAN NATIONAL RAILWAY COMPANY					QUARTERLY CONSOLIDATED STATEMENT OF INCOME - PRO FORMA(1) 2001 - 2003
unaudited

$ in millions, except per share data, or unless otherwise indicated

	2001					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Revenues
Petroleum and chemicals	$254	$234	$248	$258	$994	$273	$271	$275	$283	$1,102	$544	$290	$253	$543
Metals and minerals	120	144	149	129	542	122	138	138	123	521	260	126	131	257
Forest products	306	329	319	319	1,273	325	334	337	327	1,323	659	317	327	644
Coal	92	96	87	86	361	77	81	85	83	326	158	74	70	144
Grain and fertilizers	336	290	267	312	1,205	269	255	217	245	986	524	234	201	435
Intermodal	244	251	252	246	993	235	261	273	283	1,052	496	265	289	554
Automotive	127	139	108	146	520	151	159	130	151	591	310	143	143	286
Other items	57	50	40	55	202	57	52	48	52	209	109	47	49	96

Total revenues	1,536	1,533	1,470	1,551	6,090	1,509	1,551	1,503	1,547	6,110	3,060	1,496	1,463	2,959
Operating expenses
Labor and fringe benefits	422	511	391	441	1,765	457	426	407	547	1,837	883	454	415	869
Purchased services and material	219	199	176	151	745	198	200	196	184	778	398	200	178	378
Depreciation and amortization	142	141	143	139	565	141	144	149	150	584	285	143	139	282
Fuel	155	132	122	110	519	112	114	109	124	459	226	127	125	252
Equipment rents	83	83	77	89	332	87	92	85	82	346	179	77	82	159
Casualty and other	99	77	74	97	347	108	85	73	371	637	193	121	87	208

Total operating expenses	1,120	1,143	983	1,027	4,273	1,103	1,061	1,019	1,458	4,641	2,164	1,122	1,026	2,148

Operating income	416	390	487	524	1,817	406	490	484	89	1,469	896	374	437	811
Interest expense	(107)	(104)	(99)	(97)	(407)	(96)	(91)	(89)	(85)	(361)	(187)	(85)	(83)	(168)
Other income (loss)	118	(80)	19	32	89	38	23	8	7	76	61	4	(4)	-

Income before income taxes and
cumulative effect of change in
accounting policy	427	206	407	459	1,499	348	422	403	11	1,184	770	293	350	643
Income tax (expense) recovery	(145)	30	(132)	(162)	(409)	(118)	(142)	(135)	11	(384)	(260)	(89)	(106)	(195)

Income before cumulative effect of change
in accounting policy	282	236	275	297	1,090	230	280	268	22	800	510	204	244	448
Cumulative effect of change in
accounting policy (net of
applicable taxes)	-	-	-	-	-	-	-	-	-	-	-	48	-	48

Net income	$282	$236	$275	$297	$1,090	$230	$280	$268	$22	$800	$510	$252	$244	$496

Operating ratio	72.9%	74.6%	66.9%	66.2%	70.2%	73.1%	68.4%	67.8%	94.2%	76.0%	70.7%	75.0%	70.1%	72.6%
Adjusted operating ratio (2)	72.9%	68.2%	66.9%	66.2%	68.6%	73.1%	68.4%	67.8%	68.3%	69.4%	70.7%	75.0%	70.1%	72.6%

Diluted earnings per share	$1.43	$1.19	$1.38	$1.49	$5.48	$1.15	$1.39	$1.32	$0.11	$3.97	$2.54	$1.28	$1.26	$2.53
Adjusted diluted earnings
per share (3)	$1.07	$1.30	$1.32	$1.49	$ 5.17	$1.15	$1.39	$1.32	$1.36	$5.22	$2.54	$1.04	$1.26	$2.29

Certain of the 2001 and 2002 ?gures have been reclassi?ed in order to be consistent with the 2003 presentation.

(1)	Wisconsin Central Transportation Corporation was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001. See Appendix C for a reconciliation of Non-GAAP measures.
(2)	2002 excludes fourth-quarter charges for workforce reductions and U.S. personal injury and other claims of $120 million and $281 million, respectively. 2001 excludes a second-quarter charge for workforce reductions of $98 million. See Appendix C for a reconciliation of Non-GAAP measures.
(3)	Based on adjusted net income. See Appendix C for a reconciliation of Non-GAAP measures.

CN INVESTOR FACT BOOK       65

CANADIAN NATIONAL RAILWAY COMPANY						QUARTERLY SUPPLEMENTARY INFORMATION - PRO FORMA(1) 2001 - 2003
unaudited

	2001					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Revenue Ton Miles
millions
Petroleum and chemicals	6,699	6,039	6,484	6,984	26,206	7,327	7,357	7,538	7,784	30,006	14,684	8,138	7,280	15,418
Metals and minerals	3,214	3,527	3,448	3,141	13,330	3,280	3,158	3,574	3,493	13,505	6,438	3,315	3,348	6,663
Forest products	7,895	8,384	8,052	8,038	32,369	8,122	8,570	8,508	8,351	33,551	16,692	8,113	8,782	16,895
Coal	4,263	4,381	4,153	3,819	16,616	3,305	3,609	3,872	3,717	14,503	6,914	3,566	3,961	7,527
Grain and fertilizers	12,708	10,736	9,183	10,821	43,448	9,831	9,282	7,800	8,860	35,773	19,113	8,624	7,321	15,945
Intermodal	6,482	6,823	6,535	6,579	26,419	6,629	7,442	7,429	7,757	29,257	14,071	7,309	8,225	15,534
Automotive	712	781	660	737	2,890	795	914	739	833	3,281	1,709	847	913	1,760
Total	41,973	40,671	38,515	40,119	161,278	39,289	40,332	39,460	40,795	159,876	79,621	39,912	39,830	79,742

Carloads
thousands
Petroleum and chemicals	144	131	135	138	548	145	146	147	149	587	291	156	144	300
Metals and minerals	95	113	120	96	424	86	104	104	94	388	190	91	101	192
Forest products	154	155	147	146	602	150	151	151	148	600	301	146	152	298
Coal	148	137	135	127	547	120	127	127	125	499	247	126	122	248
Grain and fertilizers	160	152	143	156	611	142	135	123	135	535	277	134	121	255
Intermodal	287	296	288	276	1,147	273	312	319	333	1,237	585	308	332	640
Automotive	75	79	70	81	305	83	84	72	79	318	167	77	80	157
Total	1,063	1,063	1,038	1,020	4,184	999	1,059	1,043	1,063	4,164	2,058	1,038	1,052	2,090

(1) Wisconsin Central Transportation Corporation was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

66      2003

CANADIAN NATIONAL RAILWAY COMPANY					QUARTERLY SUPPLEMENTARY INFORMATION - PRO FORMA(1) 2001 - 2003
unaudited

	2001					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Freight Revenue/RTM (cents)
Petroleum and chemicals	3.79	3.87	3.82	3.69	3.79	3.73	3.68	3.65	3.64	3.67	3.70	3.56	3.48	3.52
Metals and minerals	3.73	4.08	4.32	4.11	4.07	3.72	4.37	3.86	3.52	3.86	4.04	3.80	3.91	3.86
Forest products	3.88	3.92	3.96	3.97	3.93	4.00	3.90	3.96	3.92	3.94	3.95	3.91	3.72	3.81
Coal	2.16	2.19	2.09	2.25	2.17	2.33	2.24	2.20	2.23	2.25	2.29	2.08	1.77	1.91
Grain and fertilizers	2.64	2.70	2.91	2.88	2.77	2.74	2.75	2.78	2.77	2.76	2.74	2.71	2.75	2.73
Intermodal	3.76	3.68	3.86	3.74	3.76	3.55	3.51	3.67	3.65	3.60	3.52	3.63	3.51	3.57
Automotive	17.84	17.80	16.36	19.81	17.99	18.99	17.40	17.59	18.13	18.01	18.14	16.88	15.66	16.25
Total	3.52	3.65	3.71	3.73	3.65	3.70	3.72	3.69	3.66	3.69	3.71	3.63	3.55	3.59

Freight Revenue/Carload (dollars)
Petroleum and chemicals	1,764	1,786	1,837	1,870	1,814	1,883	1,856	1,871	1,899	1,877	1,869	1,859	1,757	1,810
Metals and minerals	1,263	1,274	1,242	1,344	1,278	1,419	1,327	1,327	1,309	1,343	1,368	1,385	1,297	1,339
Forest products	1,987	2,123	2,170	2,185	2,115	2,167	2,212	2,232	2,209	2,205	2,189	2,171	2,151	2,161
Coal	622	701	644	677	660	642	638	669	664	653	640	587	574	581
Grain and fertilizers	2,100	1,908	1,867	2,000	1,972	1,894	1,889	1,764	1,815	1,843	1,892	1,746	1,661	1,706
Intermodal	850	848	875	891	866	861	837	856	850	850	848	860	870	866
Automotive	1,693	1,759	1,543	1,802	1,705	1,819	1,893	1,806	1,911	1,858	1,856	1,857	1,788	1,822
Total	1,391	1,395	1,378	1,467	1,407	1,453	1,415	1,395	1,406	1,417	1,434	1,396	1,344	1,370

(1) Wisconsin Central Transportation Corporation was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

CN INVESTOR FACT BOOK      67

CANADIAN NATIONAL RAILWAY COMPANY					QUARTERLY STATISTICAL DATA - PRO FORMA(1) 2001 - 2003
unaudited

	2001(1)					2002					2002	2003

	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	H1	Q1	Q2	H1
Statistical operating data
Gross ton miles (GTM) (millions)	79,170	77,660	74,029	77,512	308,371	75,423	78,999	75,945	78,735	309,102	154,422	76,109	77,715	153,824
Revenue ton miles (RTM) (millions)	41,973	40,671	38,515	40,119	161,278	39,289	40,332	39,460	40,795	159,876	79,621	39,912	39,830	79,742
Carloads (thousands)	1,063	1,063	1,038	1,020	4,184	999	1,059	1,043	1,063	4,164	2,058	1,038	1,052	2,090
Route miles (includes Canada and the U.S.)	17,977	17,946	17,943	17,986	17,986	17,896	17,837	17,843	17,821	17,821	17,837	17,618	17,539	17,539
Employees (end of period)	23,110	25,010	24,561	22,868	22,868	22,587	23,708	23,484	22,114	22,114	23,708	21,578	22,431	22,431
Employees (average during period)	23,321	24,676	24,814	23,843	24,280	22,501	23,454	23,647	22,712	23,190	22,895	21,528	22,229	21,878

Productivity
Freight revenue per RTM (cents)	3.52	3.65	3.71	3.73	3.65	3.70	3.72	3.69	3.66	3.69	3.71	3.63	3.55	3.59
Freight revenue per carload ($)	1,391	1,395	1,378	1,467	1,407	1,453	1,415	1,395	1,406	1,417	1,434	1,396	1,344	1,370
Operating expenses per GTM (cents)	1.41	1.47	1.33	1.32	1.39	1.46	1.34	1.34	1.85	1.50	1.40	1.47	1.32	1.40
Adjusted operating expenses per GTM (cents) (2)	1.41	1.35	1.33	1.32	1.35	1.46	1.34	1.34	1.34	1.37	1.40	1.47	1.32	1.40
Labor and fringe benefits expense per GTM
(cents)	0.53	0.66	0.53	0.57	0.57	0.61	0.54	0.54	0.69	0.59	0.57	0.60	0.53	0.56
Adjusted labor and fringe benefits expense
per GTM (cents) (3)	0.53	0.53	0.53	0.57	0.54	0.61	0.54	0.54	0.54	0.56	0.57	0.60	0.53	0.56
GTMs per average number of employees
(thousands)	3,395	3,147	2,983	3,251	12,701	3,352	3,368	3,212	3,467	13,329	6,745	3,535	3,496	7,031
Diesel fuel consumed (U.S.gallons in millions)	101	93	87	91	372	95	94	88	92	369	189	93	94	187
Average fuel price ($/U.S.gallon)	1.43	1.31	1.30	1.31	1.36	1.13	1.18	1.21	1.28	1.20	1.15	1.30	1.26	1.28
GTMs per U.S.gallon of fuel consumed	784	835	851	852	829	794	840	863	856	838	817	818	827	823

Safety indicators
Injury frequency rate per 200,000 person hours	4.5	4.0	4.2	4.2	4.4	3.4	2.6	3.4	2.5	3.0	3.0	2.9	2.6	2.8
Accident rate per million train miles	1.9	2.4	2.1	2.5	2.2	2.1	2.1	2.2	1.6	2.0	2.1	1.7	2.3	2.0

(1)	Wisconsin Central Transportation Corporation was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.
(2)	Excludes a fourth-quarter 2002 charge of $281 million to increase the Company’s provision for U.S. personal injury and other claims, and workforce reduction charges of $120 million and $98 million in fourth-quarter 2002 and second-quarter 2001, respectively.
(3)	Excludes workforce reduction charges recorded in fourth-quarter 2002 and second-quarter 2001.

68      2003

financial and statistical data
reconciliation of non-gaap measures

Appendix C

The Company makes reference to Non-GAAP measures that do not have any standardized meaning prescribed by GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that such measures as adjusted and adjusted pro forma net income and the resulting adjusted and adjusted pro forma performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends. The Company also believes free cash flow to be a useful measure of performance as it demonstrates the Company's ability to generate cash after the payment of capital expenditures and dividends. A reconciliation of the various Non-GAAP measures to the comparable GAAP measures is provided in the section that follows.

CN INVESTOR FACT BOOK      69

CANADIAN NATIONAL RAILWAY COMPANY			RECONCILIATION OF NON-GAAP MEASURES 1998 - 1999
unaudited

$ in millions, except per share data, or unless otherwise indicated

	1998					1999

	Reported	Adjustments(1)	Adjusted	Pro forma	Adjusted	Reported	Adjustments(3)	Adjusted
				adjustments(2)	Pro forma

Revenues	$4,078	$-	$4,078	$1,059	$5,137	$5,236	$-	$5,236
Operating expenses	(3,660)	590	(3,070)	(786)	(3,856)	(3,769)	-	(3,769)

Operating income	418	590	1,008	273	1,281	1,467	-	1,467

Interest expense	(242)	-	(242)	(89)	(331)	(314)	-	(314)
Equity in earnings of IC	105	-	105	(105)	-	-	-	-
Other income	17	-	17	6	23	55	-	55

Income before income taxes and
cumulative effect of change
in accounting policy	298	590	888	85	973	1,208	-	1,208
Income tax expense	(74)	(245)	(319)	(56)	(375)	(462)	-	(462)

Income before cumulative effect of
change in accounting policy	224	345	569	29	598	746	-	746
Cumulative effect of change in
accounting policy (net of
applicable taxes)	42	(42)	-	-	-	5	(5)	-

Net income	$266	$303	$569	$29	$598	$751	$(5)	$746

Operating ratio	89.7%		75.3%		75.1%	72.0%		72.0%
Basic earnings per share	$1.45		$3.11		$3.12	$3.81		$3.78
Diluted earnings per share	$1.44		3.08		$3.09	$3.74		$3.71

(1)	Operating expenses include a charge of $590 million ($345 million after tax) for workforce reductions. 1998 also includes an after-tax cumulative effect of change in accounting policy for pension costs of $42 million.
(2)	Effective July 1, 1999, the Company assumed control of Illinois Central Corporation (IC) and consolidated their results from January 1, 1999. Pro forma assumes that the acquisition took place on January 1, 1998.
(3)	Includes a $5 million after–tax cumulative effect of change in accounting policy for expenditures related to the improvement of bridges and other structures and freight cars, and for costs associated with employee injuries.

70      2003

CANADIAN NATIONAL RAILWAY COMPANY				RECONCILIATION OF NON-GAAP MEASURES 2000 - 2001
unaudited

$ in millions, except per share data, or unless otherwise indicated

	2000			2001

	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Pro forma	Adjusted
							adjustments(3)	Pro forma

Revenues	$5,428	$-	$5,428	$5,652	$-	$5,652	$438	$6,090
Operating expenses	(3,780)	-	(3,780)	(3,970)	98	(3,872)	(303)	(4,175)

Operating income	1,648	-	1,648	1,682	98	1,780	135	1,915

Interest expense	(311)	-	(311)	(327)	-	(327)	(80)	(407)
Other income	136	(84)	52	65	(2)	63	24	87
Income before income taxes	1,473	(84)	1,389	1,420	96	1,516	79	1,595
Income tax expense	(536)	26	(510)	(380)	(158)	(538)	(29)	(567)

Net income	$937	$(58)	$879	$1,040	$(62)	$978	$50	$1,028

Operating ratio	69.6%		69.6%	70.2%		68.5%		68.6%
Basic earnings per share	$4.81		$4.51	$5.41		$5.09		$5.35
Diluted earnings per share	$4.67		$4.39	$5.23		$4.92		$5.17

(1)	Includes a gain of $84 million ($58 million after tax) related to the exchange of the Company's minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.
(2)	Operating expenses include a second-quarter charge of $98 million ($62 million after tax) for workforce reductions. Other income includes a first-quarter gain of $101 million ($73 million after tax) from the sale of the Company’s 50 per cent interest in the Detroit River Tunnel Company and a second-quarter charge of $99 million ($71 million after tax) to write down the Company’s net investment in 360networks Inc. 2001 also includes a second-quarter deferred income tax recovery of $122 million.
(3)	Wisconsin Central Transportation Corporation was acquired and consolidated on October 9, 2001. Pro forma assumes that the acquisition took place on January 1, 2001.

CN INVESTOR FACT BOOK      71

CANADIAN NATIONAL RAILWAY COMPANY		RECONCILIATION OF NON-GAAP MEASURES 2002 - 2003
unaudited

$ in millions, except per share data, or unless otherwise indicated

	2002			H1 2003

	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted

Revenues	$6,110	$-	$6,110	$2,959	$-	$2,959
Operating expenses	(4,641)	401	(4,240)	(2,148)	-	(2,148)

Operating income	1,469	401	1,870	811	-	811

Interest expense	(361)	-	(361)	(168)	-	(168)
Other income	76	-	76	-	-	-

Income before income taxes and cumulative
effect of change in accounting policy	1,184	401	1,585	643	-	643
Income tax expense	(384)	(149)	(533)	(195)	-	(195)

Income before cumulative effect of change
in accounting policy	800	252	1,052	448	-	448
Cumulative effect of change in accounting policy
(net of applicable taxes)	-	-	-	48	(48)	-

Net income	$800	$252	$1,052	$496	$(48)	$448

Operating ratio	76.0%		69.4%	72.6%		72.6%
Basic earnings per share	$4.07		$5.35	$2.57		$2.32
Diluted earnings per share	$3.97		$5.22	$2.53		$2.29

(1)	Includes a fourth-quarter charge of $281 million ($173 million after tax) to increase the Company’s U.S. personal injury and other claims liability and a workforce reduction charge of $120 million ($79 million after tax).
(2)	Includes a $48 million after-tax cumulative effect of change in accounting policy for removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003.

There were no adjustments for H1 2002.

72      2003

CANADIAN NATIONAL RAILWAY COMPANY		FREE CASH FLOW 1998 - 2003
unaudited

in millions
	1998	1999	2000	2001	2002	H1 2002	H1 2003

Cash provided from operating activities	$1,237	$1,278	$1,506	$1,621	$1,612	$757	$862
Less:
Investing activities	(3,299)	(898)	(981)	(2,173)	(924)	(318)	(394)
Dividends paid	(99)	(118)	(136)	(150)	(170)	(83)	(96)

Cash provided (used) before financing activities	(2,161)	262	389	(702)	518	356	372

Adjustments:
Change in level of accounts receivable sold (1)	(219)	14	(3)	(133)	(5)	-	(22)
Acquisitions (2)	2,608	-	-	1,278	-	-	-

Free cash flow	$228	$276	$386	$443	$513	$356	$350

(1)	Changes in the level of accounts receivable sold under the securitization program are considered a financing activity.
(2)	Significant acquisitions are excluded, as they are not indicative of normal day-to-day investments in the Company’s asset base.

CN INVESTOR FACT BOOK     73

David G.A. McLean	Senior Executive Officers	Keith L. Heller
Chairman of the Board		Senior Vice-President
	Tullio Cedraschi	Eastern Canada Region
E. Hunter Harrison	President and
President and	Chief Executive Officer	Claude Mongeau
Chief Executive Officer	CN Investment Division	Executive Vice-President and
Chief Financial Officer
Keith E. Creel
	Senior Vice-President	Gordon T. Trafton
	Western Canada Region	Senior Vice-President
United States Region
Les Dakens
	Senior Vice-President	Robert E. Noorigian
	People	Vice-President
Investor Relations
Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and
Corporate Secretary

James M. Foote
Executive Vice-President
Sales and Marketing

Fred Grigsby
Senior Vice-President and
Chief Information Officer

Edmond L. Harris
Senior Vice-President
Operations

CN INVESTOR FACT BOOK      75

corporate information

Board of Directors	A. Charles Baillie
Retired Chairman and CEO
David G. A. McLean, O.B.C., LL.D.	Toronto-Dominion Bank
Chairman of the Board	Toronto, ON
Canadian National Railway	Committees: 1,2,5,7
Company
Chairman and	Hugh J. Bolton, F.C.A.
Chief Executive Officer	Chairman
The McLean Group	EPCOR Utilities Inc.
Vancouver, BC	Edmonton, AB
Committees: 2*, 3, 4, 5, 6, 7	Committees: 1,4,7

E. Hunter Harrison	Purdy Crawford, O.C., Q.C., LL.D.
President and	Chairman
Chief Executive Officer	AT&T Canada Corp. and
Canadian National Railway	Counsel, Osler, Hoskin & Harcourt
Company	Toronto, ON
Burr Ridge, IL	Committees: 2, 5*, 6, 7
Committees: 3, 7
J. V. Raymond Cyr, O.C., LL.D.
Michael R. Armellino	Chairman
Retired Partner	PolyValor Inc.
The Goldman Sachs Group	Montreal, QC
New York, NY	Committees: 1, 4*, 5, 6, 7
Committees: 1, 2, 4, 6, 7*
Ambassador Gordon D. Giffin
Senior Partner
McKenna Long & Aldridge
Atlanta, GA
Committees: 2, 5, 7

76      2003

James K. Gray, O.C., A.O.E., LL.D.	Gilbert H. Lamphere	Committees:
Corporate Director and	Private Investor and
Former Chairman and	Managing Director	1	.	Audit, finance and risk
Chief Executive Officer	Lamphere Capital Management and
Canadian Hunter	Former Chairman of the Board	2	.	Corporate governance and
Exploration Ltd.	Illinois Central Corporation			nominating
Calgary, AB	New York, NY
Committees: 1, 2, 4, 7	Committees: 1, 4, 5, 7	3	.	Donations

Edith E. Holiday	Denis Losier	4	.	Environment, safety and security
Corporate Director and Trustee	President and
Former General Counsel	Chief Executive Officer	5	.	Human resources and
United States Treasury	Assumption Life			compensation
Department and	Moncton, NB
Secretary of the Cabinet	Committees: 1, 4, 5, 6, 7	6	.	Investment Committee of the
The White House				CN Pension Trust Funds
Washington, DC	The Honorable Edward C. Lumley,
Committees: 1, 6, 7	P.C., LL.D.	7	.	Strategic planning
Vice-Chairman
Maureen Kempston Darkes,	BMO Nesbitt Burns	*		Denotes chairman of the
O.C., D. Comm., LL.D.	South Lancaster, ON			committee
Group Vice-President and	Committees: 4, 5, 6*, 7
President Latin America, Africa
and Middle East	Robert Pace
General Motors Corporation	President and
Miramar, FL	Chief Executive Officer
Committees: 2, 5, 7	The Pace Group
Halifax, NS
Committees: 1*, 2, 6, 7

CN INVESTOR FACT BOOK      77

shareholder and investor information

Dividends

On January 21, 2003, CN declared a first quarter 2003 dividend of $0.25, a 16% increase over the previous dividend rate, and the seventh consecutive increase since CN became a publicly traded company in November 1995.

U.S. Cash Dividends

Shareholders wishing to receive dividends in U.S. dollars may obtain detailed information by communicating with: Computershare Trust Company of Canada

Telephone: 1-800-332-0095 or (514) 982-7800

Stock Exchanges

CN’s common shares are listed on the Toronto and New York stock exchanges.

Ticker Symbols
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)

Annual Meeting

The company's 2003 annual meeting will be held April 22, 2004, in Edmonton, Alberta. The 2002 annual meeting of shareholders was held April 15, 2003, at the Sheraton Centre in Montreal, Quebec.

Annual Information Form

The annual information form may be obtained by writing to: The Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West 16th Floor, Montreal, Quebec H3B 2M9 An online version is also available at www.cn.ca under “Investors”

Transfer Agent and Registrar

Computershare Trust Company of Canada

Co-Transfer Agent and Co-registrar

Computershare Trust Company of New York
88 Pine Street, 19th Floor
New York, NY 10005

Telephone: (212) 701-7600 or 1-800-245-7630

Investor Relations

Robert Noorigian
Vice-President
Investor Relations

Nadeem Velani
Manager
Investor Relations

Telephone: 1-800-319-9929 (514) 399-6175

Shareholder Services

Shareholders having inquiries concerning their shares or wishing to obtain information about CN should contact:

Computershare Trust Company of Canada
P.O. Box 1542, Station B
Montreal, Quebec H3B 3L2

Head Office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Telephone: (514) 399-5966

P.O. Box 8100
Montreal, Quebec H3C 3N4

78      2003